
05007037

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Strategic Technologies, Inc

*CURRENT ADDRESS Bldg A, Unit 102
17802 66th Ave
Surrey, B.C. Canada V3S 7X1

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2005
THOMSON FINANCIAL

FILE NO. 82- 1548 FISCAL YEAR 9/30/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: EBS

DAT : 4/5/05

File # 82-1548
Exemption # 12g3-2(b)

ARIS
9-30-02

For the Fiscal Year ending September 30, 2002

- First Quarter Report
- Second Quarter Report
- Third Quarter Report
- 2002 Annual Report
- Annual Information Form
- Notice of Annual General Meeting
- Information Circular
- Proxy
- Return Card

STRATEGIC
Technologies Inc.

First Quarter Report

Ending December 31st, 2001



STRATEGIC
Technologies Inc.

REPORT TO SHAREHOLDERS

Strategic is in the business of providing electronic offender curfew monitoring equipment and related services, together with intelligence gathering and surveillance equipment to governmental correctional agencies primarily in the United States. The Company has expanded its services in the first quarter with the acquisition of Capstone Technologies Inc., allowing Strategic to offer offender monitoring through voice verification services.

On October 23, 2001, Strategic terminated the intended merger with Bell Resources Corporation. Bell advanced $800,000 to Strategic in partial satisfaction of the $1.5 million interim funding commitment, but was unable to meet the remaining funding obligations. Each convertible note carries an option that allows the holder to convert the principle of the convertible note into Strategic units at a price of $0.26 per unit for a period of two years from October 23, 2001. Each unit consists of one Strategic common share and one share purchase warrant entitling the holder to acquire another Strategic common share at a price of $0.26 for a period of two years from the date of issuance of the warrant. Interest on the convertible notes may be converted into units at the lowest permitted price under the policies of the Canadian Venture Exchange (the "CDNX") at that time.

The Company's annual general meeting was held January 21st, 2002. Shareholders re-elected Doug Blakeway, Ian Brown, Kenneth Tolmie and Bernhard Zinkhofer as directors of the company. A Share Incentive Plan was approved at the meeting whereby a total of 1,436,088 shares of the company are reserved for issuance. The Incentive Plan has received CDNX regulatory approval.

The Company experienced steady monthly growth of electronic curfew monitoring units placed with new and existing customers commencing in the fourth quarter of fiscal 2001.

Strategic Monitoring Services, Inc.

In September 2001, Strategic opened its new virtual monitoring center in Huntsville, Alabama featuring its Renaissance software platform. The new monitoring center moves all previously contracted out monitoring activities in house; which will reduce the cost historically associated with the services. The monitoring center is focused on customer service ensuring prompt, efficient and accurate data administration with an emphasis on professional and courteous service. Strategic Monitoring also expanded its training resources to include a national training manager. With the opening of the Huntsville monitoring center we have been able to combine a central location for our marketing and training activities as well as establish a US-based 24/7 customer support help center.

Capstone Technologies, Inc.

Strategic completed the acquisition of Capstone Technologies Inc., effective October 1, 2001, early in the second quarter of our 2002 fiscal year. The acquisition includes the rights, title and interest to the business assets, intellectual property and software associated with the voice verification monitoring of offenders marketed as "The Warden". "The Warden" uses voice verification to identify adult and juvenile offenders on curfew monitoring. The Warden analyzes the offender's voice with its unique software algorithms to verify the offender's identity and sobriety. Efficiencies of operations are expected to improve significantly with the consolidation of Capstone with Strategic's newly opened monitoring center in Huntsville, Alabama. Capstone is experiencing increasing demand for "the Warden" early in our second quarter.

Tactical Technologies Inc.

Tactical Technologies Inc. designs manufactures and supplies electronic support equipment in the fields of surveillance and intelligence gathering to law enforcement agencies. Tactical's operations are located in Folsom, Pennsylvania. Tactical's principal products consist of body worn audio transmitters, repeaters and intelligence kits which include receivers with recording capabilities. Also included are agent alert alarm transmitters, specialty products such as custom built packages with alarm and motion sensors, GPS tracking equipment, and video surveillance packages. Tactical completed three new products early in the second quarter and has already received orders to build and supply this new equipment. New orders are expected to favorably impact sales in our third and fourth quarters. Development of new digital transmitters and frequency agile transmitters, to meet the new Federal Communications Standards, is also underway. Tactical closed the quarter with one of its highest backlogs for equipment at $853,000.

Looking forward.

As a result of Strategic's recent growth, the acquisition of Capstone and our determined focus on customer service, the national sales team has been strengthened and centralized from the Huntsville facility, providing closer client contact with the new monitoring center, as well as additional sales coverage. While startup activities have negatively impacted our bottom line results in the first quarter, combining of the voice verification and electronic monitoring centers will provide future savings. The expansion of the marketing team has already shown results with the company's total revenues increasing in the first quarter. We look forward to seeing greater overall positive results through the balance of the year. It is expected as our centralized process advances, further economies of scale will positively impact Strategic's bottom line.

Strategic has arranged directly with private investors a private placement of approximately 1,000,000 units at $0.26 (each comprised of one common share and a one year share purchase warrant exercisable at $0.26 per share). Strategic insiders subscribed for 462,633 of these units. Strategic is also in the final stages of completing a financing for $500,000 with Calim Private Equity, LLC of Aspen, Colorado. The principal amount of the notes will be convertible into Strategic units (each unit is comprised of a common share and a two year share purchase warrant) at $0.26 per unit . The note bears interest at 9% per annum and is convertible at any time during its two year term. These financings will complete in our second quarter and are subject to the usual regulatory approvals as well as execution of definitive agreements. We are pleased that Calim has chosen Strategic as an investment during the general market uncertainty, and look forward to working together with them to meet the Company's ambitious growth and financial objectives.

Strategic has made significant advances and is in the final testing stage with several new products based on our core technology that utilizes Wireless Local Loop Solutions. The new products have been targeted to be released in our third and fourth quarters and combined with our own monitoring center, expanded sales team and funding activities, will allow substantial growth in the company's revenues ongoing.

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries.

Operating Results

Total consolidated revenues for the first quarter ended December 31, 2001 increased 21% to $1,578,032 from $1,308,152 for the same period last year. The increase in revenues is a result of the addition of voice revenues of $113,439, an increase in rentals of $110,854 and $45,587 increase in sales.

Strategic remains committed to the modular design of its equipment which keeps upgrading costs to a minimum, extends the life of the product and ensures customers are using the latest available technology.

Total gross profit for the first quarter was 60% of revenues and $952,952 compared to 58% and $760,291 in the prior year. The increase in gross profit is largely attributable to higher rentals in increased absorption of labour and overhead costs. The product mix of sales made during the period also affects gross profits earned.

Expenses, excluding depreciation, increased 33% to $1,002,400 from $753,812 in 2000. The increase is the result of higher costs in certain areas. Bad debts increased by $11,915 over the prior year as the Company increased provisions for amounts receivable from non USA rentals. Interest and bank charges increased $23,930 because of higher borrowing levels and includes $12,144 relating to amortizing deferred financing costs relating to the convertible debt and a further $11,615 relating to the accretion of the equity component of the convertible debt. Marketing costs and travel increased $116,558 as the Company added sales staff, particularly in the fourth quarter of fiscal 2001. The increased sales efforts have resulted in a number of new contracts, revenues from which will be reflected in subsequent quarters. Office supplies increased $29,023 and is largely attributable to the new monitoring centre. Software enhancements have been made which will reduce paper usage going forward. The Company continues to monitor its expenses closely and continues to look for efficiencies that may be implemented to control or reduce expenses.

The loss before depreciation and amortization was $49,448, an increase of $55,927 from the income of $6,479 for the comparative period. Net loss for the first quarter was $287,092 and $0.04 per share compared to a net loss of $286,845 and $0.04 per share in the prior year's first quarter. Earnings per share have been calculated on the basis of 7,655,440 shares which includes 475,000 to be issued to acquire Capstone Technologies, Inc.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $553,417 an increase of 9% from $508,830 producing a net loss of $108,011 compared to a net loss of $87,000 in the 2000 first quarter. Tactical ended the first quarter with an order backlog for equipment of approximately $853,000.

Financial Position

The Company is not in compliance with its conditions of credit at December 31, 2001. The Company is endeavoring to obtain new equity financing to provide working capital for future operations. The working capital deficiency at December 31, 2001 was $2,116,497, and increase of $517,267 from September 30, 2001.

Operating activities generated cash of $6,388 compared to using cash of $151,578 in 2000. Investment in Platinum Plus equipment, Central computers and the Huntsville Monitoring Centre used cash of $261,181. In addition, the Company acquired equipment of $173,635 and goodwill of $157,049 through the Capstone acquisition.

Cash provided by financing was a net $485,190 compared to $165,819 in 2000. The Company raised $250,685 through convertible notes issued as part of a private placement which are convertible into common shares at $0.26 per share and have a one year warrant attached for the purchase of one additional common share at $0.26. The acquisition of Capstone resulted in the Company assuming bank debt of $278,300 and issuing 475,000 shares for proceeds of $95,000. Payments on outstanding loans totaled $170,859 during the period.

D.H. Blakeway
President and CEO

Ian M. Brown
Chief Financial Officer

Consolidated Balance Sheets (Unaudited)

	DECEMBER 31 2001	SEPTEMBER 30 2001
ASSETS	**$**	$
Current		
Cash	**204,172**	304,459
Accounts receivable	**1,024,207**	978,489
Inventory	**1,079,295**	888,845
Prepaids and deposits	**61,500**	71,028
	2,369,174	2,242,821
Property and equipment	**2,906,292**	2,705,986
Other assets and goodwill	**264,888**	117,213
	5,540,354	5,066,020
LIABILITIES		
Current		
Bank indebtedness	**786,884**	769,209
Accounts payable	**1,016,788**	721,898
Customer deposits	**99,761**	139,739
Convertible notes - debt component	**1,256,636**	785,604
Loans payable	**1,325,602**	1,425,601
	4,485,671	3,842,051
SHAREHOLDERS EQUITY		
Share capital	**11,134,548**	11,039,548
Convertible notes - equity component	**61,538**	61,538
Foreign currency translation	**40,752**	17,946
Deficit	**(10,182,155)**	(9,895,063)
	1,054,683	1,223,969
	5,540,354	5,066,020

Segment Information

First Quarter Ended December 31	**2001**	2000
	$	$
Revenues - Electronic Monitoring	**1,534,905**	1,147,606
Inter-segment	**510,290**	348,283
Net Revenue - Electronic Monitoring	**1,024,615**	799,323
Revenues - Law Enforcement	**553,417**	508,830
Net Income (Loss)		
Electronic Monitoring	**(164,996)**	(198,414)
Law Enforcement	**(108,011)**	(87,000)
Capital Expenditures		
Electronic Monitoring	**431,936**	61,729
Law Enforcement	**2,880**	-

STRATEGIC Technologies Inc.

Consolidated Statements of Earnings(Unaudited)

FIRST QUARTER ENDED DECEMBER 31	**2001**	**2000**
	$	**$**
Revenues		
Rentals	**900,671**	**789,817**
Product sales and other	**677,361**	**518,335**
	1,578,032	**1,308,152**
Cost of Sales		
Labour and benefits	**201,536**	**182,747**
Material	**277,391**	**202,516**
Remote monitoring	**307,324**	**183,078**
Freight, brokerage and duty	**40,459**	**42,246**
Depreciation - manufacturing	**1,739**	**1,741**
	828,449	**612,328**
Less: Units capitalized	**184,519**	**41,821**
Less: Change in inventory	**18,850**	**22,646**
	625,080	**547,861**
Gross profit	**952,952**	**760,291**
Expenses		
Advertising and promotion	**12,905**	**8,912**
Bad debts	**46,192**	**33,488**
Equipment maintenance	**12,298**	**7,402**
General, transfer & filing fees	**11,167**	**7,766**
Insurance	**9,802**	**9,541**
Interest and bank charges	**80,606**	**56,676**
Management fees	**123,865**	**122,516**
Marketing	**302,397**	**207,466**
Office supplies	**41,597**	**12,129**
Premises costs	**33,109**	**32,804**
Professional fees	**32,284**	**29,140**
Telephone	**25,403**	**17,887**
Travel	**63,719**	**42,092**
Vehicle	**7,516**	**6,755**
Wages and benefits	**76,885**	**66,878**
Research and development	**92,184**	**92,077**
Foreign exchange (gain)	**34,753**	**(11,177)**
(Gain) loss on equipment disposal	**(4,282)**	**11,460**
	1,002,400	**753,812**
Income (loss) before following	**(49,448)**	**6,479**
Depreciation and amortization	**237,644**	**293,324**
Net Income (Loss)	**(287,092)**	**(286,845)**
Net Income (Loss) per Share	**($0.04)**	**($0.04)**
EBITDA per Share	**$0.01**	**$0.01**

Consolidated Statements of Cash Flows(Unaudited)
FIRST QUARTER ENDED DECEMBER 31

	2001	2000
	$	$
Cash flows, operating activities		
Net income (loss)	(287,093)	(286,845)
Adjustments for:		
Depreciation and amortization	239,098	295,064
Amortization of financing costs	12,981	-
(Gain) loss on equipment disposal	(4,282)	-
Foreign exchange gain	20,818	(6,278)
CSV increase, life insurance	(3,614)	(3,441)
	265,001	285,345
Changes in non-cash working capital		
Increase in accounts receivable	(45,718)	(7,968)
Increase in inventories	(190,449)	(30,141)
Decrease in prepaids	9,528	6,155
Increase in accounts payable	295,097	(97,023)
Decrease in customer deposits	(39,978)	(21,101)
	28,480	(150,078)
Cash flows, operating activities	6,388	(151,578)
Cash flows, investing activities		
Proceeds from asset disposals	-	-
Equipment acquisitions	(261,181)	(61,729)
Equipment acquisitions - Capstone	(173,635)	
Goodwill acquisition - Capstone	(157,049)	
Cash flows, investing activities	(591,865)	(61,729)
Cash flows, financing activities		
Proceeds from bank indebtedness	17,675	64,094
Proceeds from convertible notes	265,074	
Proceeds from loans payable	278,300	125,000
Repayment of loans payable	(170,859)	(23,275)
Proceeds from share issue	95,000	
Cash flows, financing activities	485,190	165,819
Net increase in cash resources	(100,287)	(47,488)
Cash, beginning of period	304,459	277,056
Cash, end of period	204,172	229,568
Supplementary Cash Flow Disclosure		
Interest paid	49,406	46,246
Income taxes paid	-	-

STRATEGIC Technologies Inc.

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsiduaries
STRATEGIC Monitoring Services, Inc.
PO Box 3488
Blaine, WA 98231-3488

Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

Legal Counsel & Records Office
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6E 3X1

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay, BA, CA

BANKERS
The Toronto Dominion Bank
10435 King George VI Highway
Surrey, British Columbia V3T 4X1

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI In the USA, Sec. 12g exemption file #82-1548

Share Capital at December 31, 2001
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 7,180,440 NPV shares (including 475,000 shares for Capstone Technologies Inc. 7,655,440 shares).

Notes to the Consolidated Financial Statements (Unaudited)
December 31, 2001 and 2000

1. CONTINUING OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred losses in 2001 and 2000, has a working capital deficiency and is not in compliance with financial covenants as set out in certain debt instruments as set out Note 1 of the September 30, 2001 financial statements.

Continuation of operations is dependent upon the ability of the Company to achieve future profitable operations and to secure adequate additional financing.

If the Company is unable to continue as a going concern it is likely that the assets will be realized at amounts significantly lower than the present carrying value and the Company may not be able to satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2001 as set out in the Company's Annual Report.

3. ACQUISITION OF CAPSTONE TECHNOLOGIES INC.

The Company is completing the acquisition of Capstone Technologies Inc. effective October 1, 2001. The acquisition includes the rights, title and interest to the business assets, intellectual property and software associated with voice verification monitoring of offenders marketed as "The Warden", The business has been merged into the electronic curfew monitoring of offenders operated by Strategic Monitoring Services, Inc.

For reporting purposes, the consolidated financial statements include the results of operations of Capstone from October 1 to December 31, 2001. Assets acquired and liabilities assumed are as follows:

	$
Assets	
Current assets	111,093
Property and equipment	173,635
Technology and goodwill	157,049
	441,777
Liabilities	
Current liabilities	78,432
Loan payable	268,345
	346,777

Second Quarter Report

Ending March 31, 2002



STRATEGIC
Technologies Inc.

Consolidated Balance Sheets(Unaudited)

	March 31 2002 $	September 30 2001 $
ASSETS		
Current		
Cash	**103,494**	304,459
Accounts receivable	**1,168,236**	978,489
Inventory	**935,053**	888,845
Prepaids and deposits	**91,747**	71,028
	2,298,530	2,242,821
Property & equipment	**2,959,747**	2,705,986
Other assets	**255,378**	117,213
	5,513,655	5,066,020
LIABILITIES		
Current		
Bank indebtedness	**440,630**	769,209
Accounts payable	**919,547**	721,898
Customer deposits	**110,634**	139,739
Convertible note	**846,214**	785,604
Loans payable	**1,912,656**	1,425,601
	4,229,681	3,842,051
SHAREHOLDERS EQUITY		
Share capital	**11,485,458**	11,039,548
Convertible note	**61,538**	61,538
Currency translation	**23,204**	17,946
Deficit	**(10,286,226)**	(9,895,063)
	1,283,974	1,223,969
	5,513,655	5,066,020
Supplementary Cash Flow Disclosure		
Interest paid	**32,319**	53,558
Income taxes paid	**175**	167

See Accompanying Notes

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows(Unaudited)

SECOND QUARTER ENDED MARCH 31

	2002 $	2001 $
Cash flows, operating activities		
Net income (loss)	**(127,326)**	(141,019)
Adjustments for:		
Depreciation and amortization	**244,223**	107,109
Amortization of financing costs	**13,004**	-
Loss on equipment disposal	**7,169**	960
Foreign exchange gain	**716**	1,658
CSV increase, life insurance	**(1,287)**	(1,239)
	263,825	108,488
Changes in non-cash working capital		
Increase in accounts receivable	**(144,029)**	67,123
Decrease in inventories	**144,242**	(71,068)
Increase in prepaids	**(30,247)**	232
Decrease in accounts payable	**(97,241)**	(132,456)
Increase in customer deposits	**10,873**	7,149
	(116,402)	(129,020)
Cash flows, operating activities	**20,097**	(161,551)
Cash flows, investing activities		
Proceeds from asset disposals	**-**	-
Equipment acquisitions	**(299,645)**	(89,220)
Cash flows, investing activities	**(299,645)**	(89,220)
Cash flows, financing activities		
Proceeds from bank indebtedness	**(346,254)**	201,686
Proceeds from loans payable	**526,451**	100,000
Repayment of loans payable	**(352,237)**	(23,512)
Shares issued	**350,910**	-
Cash flows, financing activities	**178,870**	278,174
Net increase in cash resources	**(100,678)**	27,403
Cash, beginning of period	**204,172**	277,056
Cash, end of period	**103,494**	304,459

Segment Information

	2002	2001
Revenues - Electronic Monitoring	**2,808,339**	2,285,372
Inter-segment	**790,736**	699,473
Net Revenue - Electronic Monitoring	**2,017,603**	1,585,899
Revenues - Law Enforcement	**1,285,111**	1,074,269
Net Income (Loss)		
Electronic Monitoring	**(302,071)**	(238,013)
Law Enforcement	**(89,093)**	(189,850)
Capital Expenditures		
Electronic Monitoring	**76,786**	89,242
Law Enforcement	**2,031**	-

Consolidated Statements of Earnings(Unaudited)

SECOND QUARTER ENDED MARCH 31

	2002 $	2001 $
Revenues		
Rental	851,380	780,125
Product sales and other	850,046	571,989
	1,701,426	1,352,114
Cost of Sales		
Labour and benefits	208,815	199,562
Material	273,893	232,524
Remote monitoring	331,593	194,184
Freight, brokerage and du	42,296	38,151
Depreciation - manufacturi	1,745	1,742
	858,342	666,163
Less: Units capitalized	236,144	79,203
Less: Change in inventory	(17,203)	8,634
	639,401	578,326
Gross profit	1,062,025	773,788
Expenses		
Advertising	9,642	7,603
Bad debts	18,448	33,650
Equipment maintenance	12,436	7,106
General	19,722	11,976
Insurance	9,570	11,775
Interest & Bank charges	78,285	55,045
Management fees	125,512	122,305
Marketing	310,027	238,966
Office supplies	12,716	18,389
Premises costs	36,672	34,852
Professional fees	41,199	34,287
Telephone	22,728	17,404
Travel	57,375	50,700
Vehicle	6,262	7,961
Wages and benefits	84,728	68,949
Research & development	101,379	104,825
Exchange (gain) loss	(35,520)	(22,928)
Equipment disposal loss	34,662	6,408
	945,843	809,273
Income (Loss) before followi	116,182	(35,485)
Depreciation & amortization	243,333	105,367
Income taxes	175	167
Net Income (Loss)	(127,326)	(141,019)
Net Income (loss) per Share	($0.02)	($0.02)
EBITDA per Share	$0.02	$0.00

STRATEGIC Technologies Inc.

Consolidated Statements of Earnings(Unaudited)

SIX MONTHS ENDED MARCH 31

	2002 $	2001 $
Revenues		
Rental	1,752,052	1,569,942
Product sales and other	1,550,661	1,090,226
	3,302,713	2,660,168
Cost of Sales		
Labour and benefits	410,351	382,211
Material	551,284	435,040
Remote monitoring	638,917	377,262
Freight, brokerage and duty	82,755	80,397
Depreciation - manufacturing	3,484	3,483
	1,686,791	1,278,393
Less: Units capitalized	420,663	121,025
Less: Change in inventory	1,648	31,279
	1,264,480	1,126,089
Gross profit	2,038,233	1,534,079
Expenses		
Advertising	22,547	16,515
Bad debts	64,640	67,138
Equipment maintenance	24,734	14,507
General	30,888	19,742
Insurance	19,371	21,317
Interest & bank charges	158,892	111,721
Management fees	249,377	244,821
Marketing	612,424	446,432
Office supplies	54,313	30,518
Premises costs	69,781	67,655
Professional fees	73,484	63,427
Telephone	48,131	35,291
Travel	121,095	92,792
Vehicle	13,778	14,715
Wages and benefits	161,613	135,827
Research & development	193,563	196,902
Exchange (gain) loss	(766)	(34,104)
Equipment disposal loss	30,379	17,868
	1,948,244	1,563,084
Income (Loss) before following	89,989	(29,005)
Depreciation & amortization	480,978	398,691
Income taxes	175	167
Net Income (Loss)	(391,164)	(427,863)
Net Income (loss) per Share	($0.05)	($0.06)
EBITDA per Share	$0.03	$0.02

See Accompanying Notes

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsidiaries
STRATEGIC Monitoring Services, Inc.
PO Box 3488
Blaine, WA 98231-3488

Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

Capstone Technologies Inc.(Inactive)
555 Sparkman Street, Ste 1200
Huntsville, AL 35816

Legal Counsel & Records Office
Lang Michener Lawerence & Shaw
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay, BA, CA

BANKERS
The Toronto Dominion Bank
19711 Willowbrook Drive
Langley, British Columbia V2Y 2T6

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI
In the USA, Sec. 12g - exemption file #82-1548

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows(Unaudited)
SIX MONTHS ENDED MARCH 31

	2002 $	2001 $
Cash flows, operating activities		
Net income (loss)	**(391,164)**	(427,863)
Adjustments for:		
Depreciation and amortization	**482,774**	402,174
Amortization of financing costs	**25,985**	-
Loss on equipment disposal	**2,886**	960
Foreign exchange gain	**(1,172)**	2,292
CSV increase, life insurance	**(4,901)**	(4,680)
	505,572	400,746
Changes in non-cash working capital		
Increase in accounts receivable	**(189,747)**	73,561
Increase in inventories	**(46,207)**	(81,606)
Increase in prepaids	**(20,719)**	7,953
Increase in accounts payable	**197,856**	(273,635)
Decrease in customer deposits	**(29,105)**	(24,972)
	(87,922)	(298,699)
Cash flows, operating activities	**26,486**	(325,816)
Cash flows, investing activities		
Proceeds from asset disposals	-	-
Equipment acquisitions	**(560,826)**	(150,989)
Equipment acquisitions - Capstone	**(173,635)**	-
Goodwill acquisition - Capstone	**(157,049)**	-
Cash flows, investing activities	**(891,510)**	(150,989)
Cash flows, financing activities		
Proceeds from bank indebtedness	**(328,579)**	95,876
Proceeds from loans payable	**1,081,440**	225,000
Repayment of loans payable	**(534,712)**	(46,788)
Proceeds from share issue	**445,910**	-
Cash flows, financing activities	**664,059**	274,088
Net decrease in cash resources	**(200,965)**	(202,717)
Cash, beginning of period	**304,459**	277,056
Cash, end of period	**103,494**	74,339
Supplementary Cash Flow Disclosure		
Interest paid	**81,725**	99,804
Income taxes paid	**175**	167

Share Capital at March 31, 2002
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 9,005,095 NPV shares (fully diluted 20,354,749 - Note 4)

See Accompanying Notes

Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2002 and 2001

1. CONTINUING OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred losses in 2001 and 2000, has a working capital deficiency and is not in compliance with financial covenants as set out in certain debt instruments as set out in Note 1 of the September 30, 2001 audited financial statements.

Continuation of operations is dependent upon the ability of the Company to achieve future profitable operations and to secure adequate additional financing.

If the Company is unable to continue as a going concern it is likely that the assets will be realized at amounts significantly lower than the present carrying value and the Company may not be able to satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the audited annual consolidated financial statements for the year ended September 30, 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2001 as set out in the Company's Annual Report.

3. ACQUISITION OF CAPSTONE TECHNOLOGIES INC.

The Company completed the acquisition of Capstone Technologies Inc. effective October 1, 2001. The acquisition includes the rights, title and interest to the business assets, intellectual property and software associated with voice verification monitoring of offenders marketed as "The Warden", The business has been merged into the electronic curfew monitoring of offenders operated by Strategic Monitoring Services, Inc.

For reporting purposes, the consolidated financial statements include the results of operations of Capstone from October 1, 2001. Assets acquired and liabilities assumed are as follows:

Assets	$
Current assets	111,093
Property and equipment	173,635
Technology and goodwill	157,049
	441,777
Liabilities	
Current liabilities	78,432
Loan payable	268,345
	346,777
Shares issued from treasury: 475,000 common shares	95,000

Notes to the Consolidated Financial Statements (Unaudited) (continued)
March 31, 2002 and 2001

4. CAPITAL STOCK

(a) Authorized: 25,000,000 common shares without par value.

(b) Issued common shares are as follows:

	2002		2001	
	Number of shares	$ Amount	Number of shares	$ Amount
Balance, beginning of period	7,180,441	11,069,991	7,180,441	11,069,991
Issued for Capstone acquisition	475,000	95,000	-	-
Issued for Private Placement	1,349,654	350,910	-	-
	9,005,095	11,515,901	7,180,441	11,069,991
Less: Treasury stock	(11,070)	(30,443)	(11,070)	(30,443)
Balance, end of period	8,994,025	11,485,458	7,169,371	11,039,548

(c) Warrants:

The Company has convertible debt obligations which include warrants to purchase one common share at $0.26 each. Conversion of the debt obligations and exercise of the warrants would result in the issuance of 10,000,000 common shares for additional proceeds of $1,300,000. In addition, the shares issued for the private placement have warrants attached which if exercised would result in the issuance of 1,349,654 common shares for proceeds of $350,910. Total common shares issued would be 20,354,749 if all warrants were exercised excluding shares that may be issued for accrued interest on convertible debt.

5. SUBSEQUENT EVENT

Subsequent to March 31, 2002, the Bell Resources Corporation demanded repayment of $137,600. of convertible debt plus interest. The amounts owing were repaid on April 3, 2002 for a net payout of $115,373. after the offset of amounts owing to the Company by Bell. The payout reduces the number of shares that would be issued in 4 (c) by 1,058,462 common shares for a total of 19,296,287 shares fully diluted.

STRATEGIC Technologies Inc.

Third Quarter Report

Ending June 30, 2002


STRATEGIC
Technologies Inc.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
STRATEGIC TECHNOLOGIES INC.	June 30, 2002	2002 / 08 / 21

ISSUER ADDRESS
BLDG. A, UNIT 102, 17802 – 66th AVENUE,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SURREY	B.C.	V3S 7X1	(604) 576-0436	(604) 576-8658

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Lynn Blakeway	V-P, Service Ops.	(604) 576-8658

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lblakeway@strategic-tech.com	www.strategic-tech.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2002 / 08 / 21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2002 / 08 / 21

Consolidated Balance Sheets(Unaudited)

	June 30 2002 $	September 30 2001 $
ASSETS		
Current		
Cash	**152,486**	304,459
Accounts receivable	**1,134,045**	978,489
Inventory	**907,434**	888,845
Prepaids and deposits	**127,402**	71,028
	2,321,367	2,242,821
Property & equipment	**3,001,593**	2,705,986
Other assets	**255,158**	117,213
	5,578,118	5,066,020
LIABILITIES		
Current		
Bank indebtedness	**896,567**	769,209
Accounts payable	**863,209**	721,898
Customer deposits	**71,105**	139,739
Convertible note	**699,362**	785,604
Loans payable	**1,855,801**	1,425,601
	4,386,044	3,842,051
SHAREHOLDERS EQUITY		
Share capital	**11,497,153**	11,039,548
Convertible note	**61,538**	61,538
Currency translation	**16,038**	17,946
Deficit	**(10,382,655)**	(9,895,063)
	1,192,074	1,223,969
	5,578,118	5,066,020

Supplementary Cash Flow Disclosure - Third Quarter		
Interest paid	**39,659**	40,967
Income taxes paid	**-**	167

See Accompanying Notes

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows(Unaudited)

THIRD QUARTER ENDED JUNE 30

	2002 $	2001 $
Cash flows, operating activities		
Net income (loss)	**(96,392)**	(171,769)
Adjustments for:		
Depreciation and amortization	**259,351**	203,525
Amortization of financing costs	**862**	-
Loss on equipment disposal	**-**	1,039
Foreign exchange gain	**(8,546)**	(9,431)
CSV increase, life insurance	**(1,257)**	(972)
	250,410	194,161
Changes in non-cash working capital		
Increase in accounts receivable	**34,191**	(65,127)
Decrease in inventories	**27,619**	(56,187)
Increase in prepaids	**(35,655)**	(24,312)
Decrease in accounts payable	**(56,338)**	246,406
Increase in customer deposits	**(39,529)**	(113)
	(69,712)	100,667
Cash flows, operating activities	**84,306**	123,059
Cash flows, investing activities		
Proceeds from asset disposals	**-**	-
Equipment acquisitions	**(299,226)**	(153,720)
Cash flows, investing activities	**(299,226)**	(153,720)
Cash flows, financing activities		
Proceeds from bank indebtedness	**455,937**	(5,177)
Proceeds from loans payable	**18,930**	200,000
Repayment of loans payable	**(222,650)**	(23,543)
Shares issued, conversion of note	**11,695**	-
Cash flows, financing activities	**263,912**	171,280
Net increase in cash resources	**48,992**	140,619
Cash, beginning of period	**103,494**	74,339
Cash, end of period	**152,486**	214,958

Segment Information - Third Quarter

Revenues - Electronic Monitoring	**1,521,202**	1,659,614
Inter-segment	**455,097**	699,473
Net Revenue - Electronic Monitoring	**1,066,105**	960,141
Revenues - Law Enforcement	**847,271**	953,236
Net Income (Loss)		
Electronic Monitoring	**(142,018)**	(183,805)
Law Enforcement	**46,626**	12,037
Capital Expenditures		
Electronic Monitoring	**295,226**	153,732
Law Enforcement	**4,000**	-

Consolidated Statements of Earnings(Unaudited)

THIRD QUARTER ENDED JUNE 30

	2002	2001
	$	$
Revenues		
Rental	**916,308**	840,302
Product sales and other	**997,069**	962,247
	1,913,377	1,802,549
Cost of Sales		
Labour and benefits	**207,399**	196,256
Material	**427,354**	491,885
Remote monitoring	**299,966**	211,131
Freight, brokerage and duty	**44,218**	30,964
Depreciation - manufacturing	**1,729**	1,844
	980,666	932,080
Less: Units capitalized	**183,551**	39,294
Less: Change in inventory	**32,500**	54,242
	764,615	838,544
Gross profit	**1,148,762**	964,005
Expenses		
Advertising	**8,363**	14,520
Bad debts	**420**	49,343
Equipment maintenance	**16,706**	7,450
General	**17,456**	11,368
Insurance	**14,689**	11,608
Interest & Bank charges	**74,715**	71,501
Management fees	**123,672**	123,078
Marketing	**300,066**	282,821
Office supplies	**27,409**	24,570
Premises costs	**35,642**	31,853
Professional fees	**45,059**	18,925
Telephone	**18,757**	21,205
Travel	**60,845**	58,226
Vehicle	**5,137**	6,152
Wages and benefits	**86,188**	66,317
Research & development	**98,093**	101,621
Exchange (gain) loss	**15,406**	21,106
Equipment disposal loss	**37,047**	12,429
	985,670	934,093
Income (Loss) before following	**163,092**	29,912
Depreciation & amortization	**258,484**	201,681
Income taxes	**-**	-
Net Income (Loss)	**(95,392)**	(171,769)
Net Income (loss) per Share	**($0.01)**	($0.02)
EBITDA per Share	**$0.03**	$0.01

STRATEGIC Technologies Inc.

Consolidated Statements of Earnings(Unaudited)

NINE MONTHS ENDED JUNE 30

	2002	2001
	$	$
Revenues		
Rental	**2,668,360**	2,410,244
Product sales and other	**2,547,730**	2,052,385
	5,216,090	4,462,629
Cost of Sales		
Labour and benefits	**617,751**	578,379
Material	**978,736**	926,924
Remote monitoring	**938,782**	588,394
Freight, brokerage and duty	**126,974**	111,361
Depreciation - manufacturing	**5,213**	5,327
	2,667,456	2,210,385
Less: Units capitalized	**604,213**	160,318
Less: Change in inventory	**34,147**	85,521
	2,029,096	1,964,546
Gross profit	**3,186,994**	2,498,083
Expenses		
Advertising	**30,910**	31,035
Bad debts	**65,060**	116,481
Equipment maintenance	**41,440**	21,957
General	**48,345**	31,110
Insurance	**34,060**	32,925
Interest & bank charges	**233,607**	183,222
Management fees	**373,049**	367,898
Marketing	**912,490**	729,252
Office supplies	**81,723**	55,088
Premises costs	**105,422**	99,508
Professional fees	**118,542**	82,352
Telephone	**66,888**	56,496
Travel	**181,940**	151,018
Vehicle	**18,914**	20,867
Wages and benefits	**247,800**	202,144
Research & development	**291,657**	298,523
Exchange (gain) loss	**45,786**	(12,998)
Equipment disposal loss	**36,281**	30,297
	2,933,914	2,497,175
Income (Loss) before following	**253,080**	908
Depreciation & amortization	**739,461**	600,372
Income taxes	**175**	167
Net Income (Loss)	**(486,556)**	(599,631)
Net Income (loss) per Share	**($0.06)**	($0.08)
EBITDA per Share	**$0.06**	$0.03

See Accompanying Notes

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsidiaries
STRATEGIC Monitoring Services, Inc.
PO Box 3488
Blaine, WA 98231-3488

Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

Capstone Technologies Inc.(Inactive)
555 Sparkman Street, Ste 1200
Huntsville, AL 35816

Legal Counsel & Records Office
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay, BA, CA

BANKERS
TD Canada Trust
19711 Willowbrook Drive
Langley, British Columbia V2Y 2T6

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI
In the USA, Sec. 12g - exemption file #82-1548

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows(Unaudited)
NINE MONTHS ENDED JUNE 30

	2002	2001
	$	$
Cash flows, operating activities		
Net income (loss)	**(486,556)**	(599,631)
Adjustments for:		
Depreciation and amortization	**742,125**	605,699
Amortization of financing costs	**26,847**	-
Loss on equipment disposal	**1,447**	1,999
Foreign exchange gain	**(9,071)**	(7,137)
CSV increase, life insurance	**(6,158)**	(5,652)
	755,190	594,909
Changes in non-cash working capital		
Increase in accounts receivable	**(155,556)**	14,062
Increase in inventories	**(18,589)**	(142,181)
Increase in prepaids	**(56,374)**	(16,637)
Increase in accounts payable	**141,311**	8,974
Decrease in customer deposits	**(68,634)**	(15,969)
	(157,842)	(151,751)
Cash flows, operating activities	**110,792**	(156,473)
Cash flows, investing activities		
Proceeds from asset disposals	**-**	-
Equipment acquisitions	**(860,051)**	(304,686)
Equipment acquisitions - Capstone	**(173,635)**	-
Goodwill acquisition - Capstone	**(157,049)**	-
Cash flows, investing activities	**(1,190,735)**	(304,686)
Cash flows, financing activities		
Proceeds from bank indebtedness	**127,358**	133,893
Proceeds from loans payable	**1,100,369**	425,000
Repayment of loans payable	**(757,362)**	(70,331)
Proceeds from share issue	**457,605**	-
Cash flows, financing activities	**927,970**	488,562
Net decrease in cash resources	**(151,973)**	27,403
Cash, beginning of period	**304,459**	277,056
Cash, end of period	**152,486**	304,459
Supplementary Cash Flow Disclosure		
Interest paid	**121,384**	140,771
Income taxes paid	**175**	167

Share Capital at March 31, 2002
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 9,050,076 NPV shares (fully diluted 19,300,865 - Note 4)

See Accompanying Notes

Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2002 and 2001

1. CONTINUING OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred losses in 2001 and 2000, has a working capital deficiency and is not in compliance with financial covenants as set out in certain debt instruments as set out Note 1 of the September 30, 2001 financial statements.

Continuation of operations is dependent upon the ability of the Company to achieve future profitable operations and to secure adequate additional financing.

If the Company is unable to continue as a going concern it is likely that the assets will be realized at amounts significantly lower than the present carrying value and the Company may not be able to satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2001 as set out in the Company's Annual Report.

3. ACQUISITION OF CAPSTONE TECHNOLOGIES INC.

The Company completed the acquisition of Capstone Technologies Inc. effective October 1, 2001. The acquisition includes the rights, title and interest to the business assets, intellectual property and software associated with voice verification monitoring of offenders marketed as "The Warden", The business has been merged into the electronic curfew monitoring of offenders operated by Strategic Monitoring Services, Inc.

For reporting purposes, the consolidated financial statements include the results of operations of Capstone from October 1, 2001. Assets acquired and liabilities assumed are as follows:

Assets	$
Current assets	111,093
Property and equipment	173,635
Technology and goodwill	157,049
	441,777
Liabilities	
Current liabilities	78,432
Loan payable	268,345
	346,777
Shares issued from treasury: 475,000 common shares	95,000

Notes to the Consolidated Financial Statements (Unaudited) (continued)
June 30, 2002 and 2001

4. CAPITAL STOCK

(a) Authorized: 25,000,000 common shares without par value.

(b) Issued common shares are as follows:

	2002		2001	
	Number of shares	$ Amount	Number of shares	$ Amount
Balance, beginning of period	7,180,441	11,069,991	7,180,441	11,069,991
Issued for Capstone acquisition	475,000	95,000	-	-
Issued for Private Placement	1,349,654	350,910	-	-
Issued on conversion of convertible note	44,981	11,695		
	9,050,076	11,527,596	7,180,441	11,069,991
Less: Treasury stock	(11,070)	(30,443)	(11,070)	(30,443)
Balance, end of period	9,039,006	11,497,153	7,169,371	11,039,548

(c) Warrants:

The Company has convertible debt obligations which include warrants to purchase one common share at $0.26 each. Conversion of the debt obligations and exercise of the warrants would result in the issuance of 8,856,154 common shares for additional proceeds of $1,151,300. In addition, the shares issued for the private placement have warrants attached which if exercised would result in issuance of 1,349,654 common shares for proceeds of $350,910. Total common shares issued would be 19,300,865 if all warrants were exercised excluding shares that may be issued for accrued interest on convertible debt.

5. SUBSEQUENT EVENT

The Company has entered into an agreement to sell its United States electronic curfew monitoring equipment and contracts for $4,600,000. The Purchaser has signed a Supply Agreement whereby the Company will become the exclusive supplier of equipment to the Purchaser. The Company has retained its rights to sell its equipment and services anywhere in the world except in the United States.

STRATEGIC Technologies Inc.

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*

Please refer to financial statements provided at Schedule A.

2. *RELATED PARTY TRANSACTIONS*

All related party transactions were in the normal course of business as set out in Note 10 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

a) Summary of securities issued during the period:

On conversion of a convertible note payable, 44,981 common shares at $0.26 with a warrant attached for the purchase of one additional share at $0.26 were issued.

b) Summary of options granted during the period:

There were no options granted during the period.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

a) Description of authorized share capital

25,000,000 common shares without par value.

b) Number and recorded value for shares issued and outstanding

There are 9,050,076 shares issued and outstanding at a recorded value of $11,497,153.

c) Description of options, warrants and convertible securities outstanding

Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 1,349,654 common shares at $0.26 for proceeds of $350,910.

Convertible debt obligations include warrants to purchase one common share at $0.26. Conversion of the debt obligations and exercise of the warrants would result in the issuance of 8,856,154 common shares for additional proceeds of $1,151,300.

Shares issued on conversion of a note payable have warrants attached which, if exercised would result in the issuance of 44,981 common shares at $0.26 for proceeds of $11,695.

d) Number of shares in each class of shares subject to escrow or pooling agreements.

53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED.*

Douglas H. Blakeway,	President, Chief Executive Officer and Director
Ian M. Brown,	V-P Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie,	Director
Bernhard J. Zinkhofer,	Director
Danny Despot,	Vice-President, Sales
Lynn Blakeway,	Vice-President, Service Operations
Steve Rosset,	Vice-President, Technical Operations

SCHEDULE C
MANAGEMENT DISCUSSION

Report to Shareholders

Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 sq. ft. corporate head office, design and manufacturing facilities located in Surrey, British Columbia and offices in the United States. Strategic and its subsidiaries have spent the last twelve years developing innovative proprietary hardware and software *Wireless Local Loop Solutions* for tracking assets and people. The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its three wholly owned U.S. service subsidiaries that focus on different parts of the market: Strategic Monitoring Services, Inc., Capstone Technologies Inc. and Tactical Technologies Inc.

A significant portion of revenues are generated by Strategic, which provides equipment for electronic curfew monitoring for the corrections marketplace using a proprietary radio frequency (RF) closed wireless local loop technology platform. Electronic curfew monitoring is intended for use on felons for the primary purpose of finding an effective yet cost efficient alternative to incarceration. Strategic has developed other products using the proprietary core technology, such as the *Domestic Violence Deterrent System (DVD)* used as an early warning system for domestic violence victims and the *Multi Unit Monitoring System (MUMS)* which is a self-contained solution for halfway houses.

Strategic offers a biometric (statistical analysis of biological observations and phenomenon) technology monitoring system called "The Warden" that uses voice recognition to identify adult and juvenile offenders on curfew monitoring. The Warden system makes randomly scheduled calls to check the offender's compliance with their curfew. The Warden analyzes the offender's voice with its unique software algorithms to verify the offender's identity and sobriety. This system does not require the offender to wear an electronic ankle bracelet but rather, verifies an offender's presence through the voice biometric technology while the offender speaks through a standard telephone.

Strategic's wholly owned subsidiary, Tactical Technologies Inc., designs, manufactures and provides electronic support technology in the fields of surveillance and intelligence gathering to law enforcement agencies in Canada and the U.S. Tactical's operations are located in Folsom, Pennsylvania. Tactical's principal products consist of covert body worn audio transmitters, repeaters, and intelligence kits which include receivers and reporting capabilities. Tactical also supplies GPS/Cellular/radio frequency tracking equipment and video packages. The Shadow is a covert GPS/Cellular tracking system that allows remote tracking of assets and vehicles in real time or after the fact. Tactical completed several new products in the second quarter and at present is delivering this new equipment. In addition Tactical is completing design on new digital transmitters and frequency agile transmitters to meet the new Federal Communications Standards. Tactical ended the second quarter with an order backlog for equipment of approximately $320,000.

Operating Results

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries. Revenues include the gross amount billed to customers for recurring rentals, sales of products and related services. Cost of sales includes direct expenses related to the manufacture of products and monitoring services provided.

Total consolidated revenues for the third quarter ended June 30, 2002 increased to $1,913,377 ($5,216,090 for the nine months) from $1,802,549 ($4,462,629 for the nine months) for the same period last year. The increase in revenues relates to an increase in rentals during the quarter of 9% to $916,308, a decrease in product sales of 13% to $847,271, and the addition of voice revenues of $149,798.

Total gross profit for the third quarter increased to 60% (61% for the nine months) for 2002 compared to 53% of revenue for the third quarter (56% for the nine months) in 2001. Gross profit was $1,148,762 ($3,186,994 for the nine months) compared to $964,005 ($2,498,083 for the nine months) in the prior year's comparable periods. The increase in gross profit, up 19% for the quarter and 28% for the nine months, reflects increased revenues with the higher absorption of overheads and higher sales of manufactured products.

Operating expenses, excluding depreciation, increased 6% to $985,670 in the third quarter (17% to $2,933,914 for the nine months) from $934,093 and $2,497,175 in the respective periods in 2001. The increases are the result of higher costs in certain areas. For the third quarter, interest and bank charges increased $11,615 ($58,786 for the nine months) because of the amortizing of deferred financing costs relating to the convertible debenture and the accretion of the equity portion of the convertible debt and higher loan amounts. Marketing costs increased $17,245 ($183,238 for the nine months) as the Company increased its resources. The increased sales efforts have resulted in a number of new contracts which are reflected in the increased revenues. The increased sales staff impacted travel expenses that increased $2,619 for the quarter ($30,922 for the nine months). In addition, the Company incurred increased professional fees as a result of the Capstone acquisition, lease negotiations and other matters that arose.

The income before depreciation and amortization was $163,092, an increase of $133,180 from the income of $29,912 for the comparative period. For the nine months the income before depreciation and amortization was $253,080, an increase of $252,172 for the comparative period. Net loss for the third quarter was $95,392 ($486,556 for the nine months) compared to $171,769 ($599,631 for the nine months) for 2001. Loss per share was $0.01 (nine months $0.06) compared to $0.02 (nine months $0.08) last year. The loss per share was calculated on the basis of 8,092,768 shares in 2002 and 7,180,441 in 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter increased $136,279 to $239,536 and increased $302,443 to $491,900 for the nine months as compared to the same periods in the prior year. EBITDA per share in the third quarter was $0.03 (nine months $0.06) compared to $0.01 per share (nine months $0.03) in the same periods in fiscal 2001.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales in the third quarter of $847,271 ($2,132,382 for the nine months) compared to $953,236 ($2,027,505 for the nine months) in the prior year. Net income was $46,626 in the 2002 third quarter (a loss of $42,467 for the nine months) compared to net income of $12,037 (a loss of $177,812 for the nine months) in 2001.

Financial Position

The Company is not in compliance with its conditions of credit at June 30, 2002 with TD Canada Trust. The Company is endeavoring to secure new sources of capital which will allow it to grow and return to profitable operation. The working capital deficiency at June 30, 2002 was $2,126,215, an increase of $526,985 from September 30, 2001.

Operating activities in the third quarter generated cash of $84,306 (for the nine months $110,792) compared to cash of $123,059 (using cash for the nine months $156,473) in the comparable periods in

2001. Investment in monitoring equipment, Central Computers and other assets totaled $299,226 in the quarter (nine months $860,051) compared to $153,720 (nine months $304,686) in the prior year. In addition, the Company acquired equipment of $173,635 and goodwill of $157,049 through the Capstone acquisition.

Cash provided by financing was a net $263,912 in the third quarter (nine months $1,190,735) compared to $171,280 (nine months $304,686) in 2001. Proceeds from increased bank indebtedness were $455,937, loans payable was $18,930 and repayments of loans payable was $222,650. In addition, the Company issued 44,981 shares on a conversion of a convertible note payable for $11,695 including accrued interest. For the nine months the Company received net cash from financings of $927,970. It increased its bank indebtedness by $127,358 compared to $133,893 in 2001, increased its loans payable by $343,007 compared to $354,669 in the prior year. Proceeds from share issues were $457,605 compared to nil in 2001.

Looking forward

Strategic expects to shortly finalize formal agreements pursuant to which the Company will sell and transfer its existing US customer contracts and field assets for $4.6 million, and will concentrate on its strengths in technology development and manufacturing. When concluded the proceeds of this transaction will discharge all of Strategic's indebtedness and provide a solid working capital base for future developments. Strategic expects a gain for accounting purposes of approximately $1 million on the transaction.

Strategic has made significant advances and is in the final testing stage with several new products based on our core technology that utilizes *"Wireless Local Loop Solutions"*. New products have been targeted to be released in our fourth quarter and combined with expanded sales to the US, the Company will see growth to its revenues and profitability. To improve our market position and expand the company's capabilities, Strategic has entered negotiations with other companies to partner our products under license or joint venture. With these strategies in place we look forward to seeing greater overall positive results through the balance of the year

"D.H. Blakeway"
President & CEO

"Ian M. Brown"
Chief Financial Officer

2002 Annual Report



STI

STRATEGIC Technologies Inc.

Report to our Shareholders

On behalf of the Board, I am pleased to review Strategic's achievements over the past year with my fellow shareholders. During this period important progress was made towards building the strong financial and operational foundation necessary to ensure the Corporation enjoys profitable growth.

Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 sq. ft. corporate head office, design and manufacturing facilities located in Surrey, British Columbia and manufacturing facilities in Folsom, Pennsylvania. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials. Entering fiscal 2003, Strategic continues to commercialize RFID products and monitoring services; incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. These advanced computer-based technologies are marketed worldwide.

Strategic again for the fourth year in a row has been recognized as one of British Columbia's top 100 Technology Companies for the year 2001 by T-Net British Columbia. T-Net British Columbia is the leading "portal" website for the high-tech industry in the province. The T-Net Top100 includes the 100 largest and top 2% of all technology companies in British Columbia.

Strategic completed a $850,000 financing in March 2002 in part by way of a $500,000 bond by an investment fund managed by Calim Private Equity, LLC of Aspen, Colorado and a private placement with investors totaling $350,000.

Sentinel Offender Services, LLC

Strategic and Sentinel Offender Services, LLC were pleased to jointly announce the first formal alliance of electronic curfew monitoring systems in the United States. Sentinel will assume responsibility for servicing Strategic's existing base of US correction agency customers and has purchased Strategic's other US assets, including all offender verification equipment located with these customers, along with monitoring systems and other assets. Strategic became Sentinel's exclusive supplier of offender electronic curfew monitoring equipment and systems in the US. Sentinel is an acknowledged leader in the marketing and deployment of offender monitoring equipment and Strategic is pleased to be working with them.

In the transaction with Sentinel, Strategic received cash proceeds of $4,600,000 and booked a gain on disposal of assets on this transaction of $1,582,221. With the proceeds the Company discharged all of its Bank indebtedness while providing a solid working capital base allowing expanded production and development. By turning over the marketing and monitoring activities to Sentinel, Strategic is now free to concentrate on its strengths in technology development and manufacturing.

Tactical Technologies Inc.

Strategic's wholly owned subsidiary, Tactical Technologies Inc., designs, manufactures and provides electronic support technology in the fields of surveillance and intelligence gathering to the law enforcement agencies in Canada and the U.S. Tactical's principal products consist of covert body worn audio transmitters, repeaters, and intelligence gathering kits which include receivers and reporting capabilities. Tactical also supplies GPS/Cellular/radio frequency tracking equipment and video packages. The Shadow is a covert GPS/Cellular tracking system that allows remote tracking of assets and vehicles in real time or after the fact. Tactical completed development of several new products in the second quarter and at present is delivering this new equipment. In addition, Tactical is completing design on new digital transmitters and frequency agile transmitters to meet the new Federal Communications Standards.

Tactical's overall financial results contributed a profit of $112,248 in fiscal 2002 compared to a slight loss of $39,703 in fiscal 2001. A higher level of in-house manufactured products during the year increased gross profit to 46% of sales compared to 42% in 2001. Revenues increased by 9% to $2,744,058 from $2,566,282 in 2001. Tactical was awarded a contract from a U.S. Governmental Agency valued at approximately $4.5 million dollars Cdn for the supply of intelligence gathering products with deliveries spanning the next 15 months. With this significant contract and other additional orders Tactical ended the year with a $4,981,000 Cdn order backlog, the highest in its history.

The Marketplace

RFID (radio frequency identification) is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security and tracking and reporting of information related to goods, vehicles and people. While 2002 had its general economic challenges our arrangements with Sentinel have positioned the Company for expansion in its selected areas.

Looking Forward

Our management team and dedicated workforce remain committed to overcoming our challenges and to implement our growth strategy to provide value to stakeholders. Looking ahead, I am confident that innovation will continue to drive Strategic forward, and we are committed to achieving strategic relationships which will strengthen our company. New products are the lifeblood of any high-tech company, and Strategic expects to be introducing new products based on our core technology that utilizes *Wireless Local Loop Solutions* in the second, third and fourth quarters of 2003. Demand for covert tracking, electronic surveillance and intelligence gathering equipment to law enforcement agencies is also accelerating; areas that Strategic and its subsidiaries have served for many years and for which we have industry recognition and goodwill.

I am looking forward to enhancing our relationships with Strategic's employees, customers, suppliers and shareholders as we seek to accelerate our growth. Our focus on core strengths and our alliance with Sentinel should see us enjoy continuing profitability. In conclusion, I would like to thank our directors and dedicated staff at Strategic for their continued commitment during a year of great challenges. Their enthusiasm and talent are the cornerstones of our success and our greatest advantage in this exciting and challenging industry. We look forward to proceeding with confidence into 2003 on behalf of you, our valued shareholders.



D.H. Blakeway
President and Chief Executive Officer
December 31st, 2002

Management's Discussion & Analysis

General Overview

Strategic Technologies Inc. is incorporated under the laws of British Columbia. The Company's core business is the manufacture and rental of electronic curfew monitoring systems used in the corrections marketplace. It also manufactures and sells sophisticated surveillance equipment to the Law Enforcement Community.

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Strategic Monitoring Services, Inc., Capstone Technologies Inc. and Tactical Technologies, Inc.

Capstone Technologies Inc. was acquired on October 1, 2001. Capstone's operations, which provided voice curfew monitoring system to corrections, were integrated into Strategic Monitoring Services, Inc. as of the date of acquisition.

Revenues include the gross amount billed to customers for recurring rentals, sales of products and related services. Cost of sales includes direct expenses related to the manufacture of products and monitoring services provided.

In August, 2002, the Company sold its electronic curfew monitoring assets and certain liabilities located in the United States to Sentinel Offender Services, Inc. As part of the transaction, Sentinel entered into an exclusive Purchase Agreement for electronic curfew monitoring equipment with the Company for an initial four year term. The transaction will have the effect of reducing rental revenues by approximately $3,200,000 while increasing product sales by an estimated $1,500,000 in fiscal 2003. The Company expects to reduce its expenses for costs relating to monitoring by $1,200,000, to marketing and travel by $1,300,000, to administrative by $200,000, and to interest by $275,000. Depreciation of rental equipment will also be reduced by $700,000 relating to the monitoring equipment sold under the agreement.

Results of Operations

Revenues for the twelve months ended September 30, 2002 were $6,311,906, a 7% increase from $5,891,249 for fiscal 2001. Rental revenues, including $465,367 generated by voice curfew monitoring, were $2,973,781 for 10 months compared to $3,253,824 for 12 months in the previous year. Product sales increased 27% to $3,338,125 compared to $2,637,425 in 2001.

During fiscal 2002 the Company experienced decreased rental revenues compared to the prior year. These revenues, coupled with the voice revenues generated, continued to fall below revenues necessary to generate positive earnings in this segment of the business. There was continued downward pressure on pricing resulting in the Company taking a decision to dispose of its electronic curfew monitoring operations in the United States.

Gross profit for 2002 was $3,549,268 (56%), compared to $3,407,621 (58%) for 2001. The reduced gross profit percentage reflects the lower absorption of production costs, particularly in the last quarter as rental revenues ended while sales of equipment were depressed because of transition delays experienced by the purchaser. The strategy to focus on annuity based rental contracts will be continued internationally other than the United States. The Company continues its ongoing efforts to improve its manufacturing efficiencies and reduce production costs.

Expenses, excluding depreciation, increased $372,354 to $3,728,473 in 2002 from $3,356,119 in 2001. Interest charges increased $52,722 to $317,935 reflecting increased borrowings by the Company, amortization of financing costs and the accretion of the convertible notes and bonds payable. Marketing costs increased $105,164 to $1,169,946 as marketing staff was increased and there were higher commissions paid on increased rentals in the first ten months of the year. Administration costs increased

$113,288 to $1,146,771 in 2002. The increase was largely due to increased professional fees and rent compared to the prior year. Strategic remains committed to controlling expenses within budgetary provisions.

Earnings before income taxes, interest and depreciation (EBITDA) and the one time gain related to the sale of assets were $138,730 and $0.01 per share in 2002 compared to $316,715 and $0.04 per share in the prior year. Net income, after giving effect to the gain on disposal of equipment in 2002 was $539,388 and $0.07 per share. This compares to net loss of $788,611 and $0.11 per share in 2001.

Financial Position and Liquidity
Operating activities used cash in 2002 of $182,941 as compared to $74,224 in 2001. The Company's investment in equipment and technology, including the Capstone acquisition, was $1,349,360 in 2002 compared to $607,873 in 2002. Proceeds from disposal of property and equipment, largely attributable to the sale to Sentinel, was $4,139,493.

Cash used by financing activities was a net $1,395,501 compared to cash generated of $727,583 in 2001. During 2002, the Company received proceeds from Calim Private Equity LLC convertible bonds of $500,000, loans payable of $602,364 and the issuance of shares from a private placement of $350,910. These proceeds were applied, along with proceeds received from the disposal of property and equipment, to repayment of bank indebtedness of $769,209, loans payable of $2,076,549 and deferred financing costs of convertible notes payable of $3,017. The Company is in default on the loan covenants for its Western Economic Diversification Fund loan payable and is currently renegotiating repayment terms.

The working capital at September 30, 2002 was $1,667,970 compared to a deficiency of $1,599,230 in 2001, as current assets increased $908,215 to $3,151,036 and current liabilities decreased $2,358,985 to $1,483,066.

At September 30, 2002, the Company has accumulated losses for income tax purposes in the United States aggregating approximately $4,495,100 which may be carried forward and used to reduce taxable income in future years. The potential benefits from these losses have not been recognized in the financial statements.

Shareholders' equity at September 30, 2002 was $2,411,984 compared to $1,223,969 at the end of fiscal 2001, including the equity component under the convertible note payable of $43,800 (2001 - $61,538) and convertible bonds payable of $185,000 (2001 – Nil).

Risk Management
In the normal course of business, Strategic Technologies Inc. is exposed to a number of risks that can affect its performance. Strategic is engaged in competitive markets and has several competitors for most of its products and services. The Company believes that its technology and products, operating structure and superior service differentiates it from its competitors. While the major current market for its products is Sentinel Offender Services, LLC in the United States corrections industry, the Company's expansion into other global markets is reducing its dependence on any one customer or market place. Currently, however, the Company has economic dependence on Sentinel

The Company's operating results are reported in Canadian dollars. All of the Company's revenues and a portion of its expenses are generated or incurred in United States dollars. The exchange rate risk, on an annual basis, primarily reflects the impact of fluctuating exchange rates on the net difference between revenues and expenses. The Company does not use derivative instruments to reduce its exposure to this risk.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0458
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Strategic Technologies Inc.

We have audited the consolidated balance sheets of Strategic Technologies Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles, consistently applied.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
November 29, 2002

STRATEGIC Technologies Inc.
Consolidated Balance Sheets
September 30

	2002 $	2001 $
ASSETS		
Current		
Cash and cash equivalents	**1,618,014**	304,459
Accounts receivable	**600,239**	978,489
Inventory	**862,737**	888,845
Prepaids and deposits	**70,046**	71,028
	3,151,036	2,242,821
Sales agreement receivable (Note 3)	**460,507**	-
Property and equipment (Note 3)	**515,260**	2,705,986
Other assets (Note 4)	**101,747**	117,213
	4,228,550	5,066,020
LIABILITIES		
Current		
Bank indebtedness (Note 5)	**-**	769,209
Accounts payable and accrued liabilities	**693,806**	721,898
Customer deposits and prepayments	**48,599**	139,739
Convertible notes payable - debt component (Note 6)	**631,727**	785,604
Loans payable (Note 9)	**108,934**	1,425,601
	1,483,066	3,842,051
Convertible bonds - debt component (Note 7)	**333,500**	-
	1,816,566	3,842,051
SHAREHOLDERS' EQUITY		
Common stock (Note 10)	**11,501,314**	11,039,548
Convertible notes payable - equity component (Note 6)	**43,800**	61,538
Convertible bonds payable - equity component (Note 7)	**185,000**	-
Cumulative translation adjustment	**19,807**	17,946
Deficit	**(9,337,937)**	(9,895,063)
	2,411,984	1,223,969
	4,228,550	5,066,020

Commitments (Note 12)

On Behalf of the Board

Director  Director 

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of
Operations and Deficit
Years ended September 30

	2002 $	2001 $
REVENUES		
Rental	**2,973,781**	3,253,824
Product sales and other	**3,338,125**	2,637,425
	6,311,906	5,891,249
COST OF SALES		
Labour	**704,094**	637,479
Material	**985,242**	1,100,603
Remote monitoring	**826,446**	474,142
Overhead	**246,856**	271,404
	2,762,638	2,483,628
GROSS PROFIT	**3,549,268**	3,407,621
EXPENSES		
Administrative	**1,146,771**	1,033,483
Foreign exchange (gain) loss	**10,998**	(56,217)
Management fees	**438,561**	429,417
Marketing	**1,169,946**	1,064,782
Interest, amortization of finance costs and bank charges	**317,935**	265,213
Research and development	**397,335**	389,021
Travel	**246,927**	230,420
	3,728,473	3,356,119
	(179,205)	51,502
Depreciation - rental equipment	**744,291**	755,014
Depreciation and amortization - other	**119,162**	80,584
	863,453	835,598
Loss before undernoted	**(1,042,658)**	(784,096)
Gain (loss) on disposal of equipment (Note 3)	**1,582,221**	(4,348)
Income (loss) before income taxes	**539,563**	(788,444)
Income taxes	**175**	167
Net income (loss) for the year	**539,388**	(788,611)
Deficit, Beginning of year	**(9,895,063)**	(9,106,452)
Equity component transferred on conversion or repayment of notes	**17,738**	-
Deficit, End of year	**(9,337,937)**	(9,895,063)
Basic net income (loss) per share	**$0.07**	($0.11)
Diluted net income (loss) per share (Note 10)	**$0.06**	($0.11)
Weighted average number of common shares outstanding	**8,335,403**	7,180,441

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of Cash Flows
Years ended September 30

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss)	**539,388**	(788,611)
Adjustments for:		
Depreciation and amortization	**863,453**	835,598
Accretion of convertible debt and amortization of finance costs	**64,961**	23,077
(Gain) loss on disposal of equipment	**(1,582,221)**	4,348
Foreign exchange (gain)	**-**	(9,382)
Cash surrender value of life insurance	**(9,202)**	(8,524)
	(123,621)	56,506
Changes in non-cash working capital		
Decrease in accounts receivable	**(857)**	52,285
Decrease (increase) in inventories	**28,163**	(49,821)
Decrease (increase) in prepaids and deposits	**(7,145)**	(3,797)
Increase (decrease) in accounts payable and accrued liabilities	**3,188**	(121,388)
Increase (decrease) in customer deposits and prepayments	**(82,669)**	(8,009)
	(59,320)	(130,730)
Cash flows (used in) provided by operating activities	**(182,941)**	(74,224)
INVESTING ACTIVITIES		
Proceeds from disposal of property and equipment, technology and accounts receivable	**4,139,493**	6,703
Equipment acquisitions	**(1,254,360)**	(607,873)
Cash flows provided by (used in) investing activities	**2,885,133**	(601,170)
FINANCING ACTIVITIES		
(Repayment) proceeds from bank indebtedness	**(769,209)**	95,875
Proceeds from loans payable	**602,364**	6,940
Repayment of loans payable	**(2,076,549)**	(100,000)
Proceeds from convertible bonds payable	**500,000**	757,065
Shares issued	**350,910**	-
Deferred financing costs of convertible notes payable	**(3,017)**	(32,297)
Cash flows provided by (used in) financing activities	**(1,395,501)**	727,583
Net increase in cash	**1,306,691**	52,189
Effect of exchange rate changes on cash	**6,864**	(24,786)
Cash and cash equivalents, beginning of year	**304,459**	277,056
Cash and cash equivalents, end of year	**1,618,014**	304,459
Supplementary Cash Flow Disclosure		
Interest paid	**209,958**	170,127
Income taxes paid	**175**	167

Non-cash investing and financing transactions:

During the year ended September 30, 2002 the Company issued 475,000 common shares for fair value of $95,000 on the acquisition of Capstone Technologies Inc. (Note 2).

During the year ended September 30, 2002 the Company issued 61,622 common shares valued at $15,856 on the conversion of convertible notes payable.

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Notes to the Consolidated Financial Statements
Years ended September 30, 2002 and 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company manufactures electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and France. The Company sold its distribution assets in the U.S.A. during the year but continues to distribute the systems in Australia and France. As the Company retained a portion of the assets and will continue to operate in this business segment the disposal of assets does not constitute a discontinued operation for accounting purposes. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States, Canada and France.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of inter-company transactions and balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, the accounting for doubtful accounts, depreciation and amortization, taxes and contingencies. Actual results could differ from these estimates.

Translation of Foreign Currency

Monetary assets and liabilities of the parent company are translated using rates of exchange prevailing at the balance sheet date. Non-monetary items, as well as revenues and expenses are translated at historical rates. Any resulting gains or losses are included in income.

All the assets and liabilities of the self sustaining foreign subsidiary are translated at the year end rate of exchange, while revenues and expenses are translated at the average rate of exchange for the period. Gains and losses on translation are recorded in shareholders' equity on the consolidated balance sheet under the caption "cumulative translation adjustment".

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits in banks.

Inventory

Inventory of raw materials and finished goods is carried at the lower of cost, being actual landed cost, and net realizable value. Work in progress also includes labour at standard cost plus allocated manufacturing overhead.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are recorded on the following basis and at the following annual rates, except during the year of acquisition or disposal when one-half the annual rate is used:

Rental monitoring units	20% straight-line
Other rental support equipment	33 1/3% straight-line
Manufacturing and office equipment	20% declining balance
Leasehold improvements	20% straight-line

Licenses

Licenses are carried at cost less accumulated amortization, and are amortized on a straight line basis over the expected period of benefit of ten years.

Convertible Debts Payable

Financial instruments include convertible notes and bonds payable. The Company estimates the fair value of the equity and debt components of the convertible debts payable by using the relative fair value method.

Revenue Recognition

The Company recognizes equipment rental and monitoring service revenues over the term of the applicable operating service agreements. Generally, the initial term of a given service agreement is defined as one year and is deemed to be renewed annually upon the expiration of each term. Sales of equipment are recognized as revenues when product is shipped, provided that at the time of shipping the amount is determinable and collection is reasonably assured.

Income Taxes

The future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These standards, also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Income (loss) per Share

The diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as issued options, convertible debt and warrants. This method requires that fully diluted net earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

2. ACQUISITION OF CAPSTONE TECHNOLOGIES INC.

Effective October 1, 2001, the Company completed the acquistion of Capstone Technologies Inc.

The business was merged into electronic curfew monitoring of offenders of Strategic Monitoring Services, Inc. These assets and certain liabilities were subsequently sold together with the operations of Strategic Monitoring Services, Inc. to Sentinel Offender Services, LLC in August, 2002 (See Note 3).

For reporting purposes, the consolidated financial statements include the results of operations of Capstone from October 1, 2001. Assets acquired and liabilities assumed at fair value are as follows:

Assets	**$**
Current assets	**111,093**
Property and equipment	**173,635**
Technology and goodwill	**157,049**
	441,777
Liabilities	
Current liabilities	**78,432**
Loans payable	**268,345**
	346,777
Shares issued from treasury: 475,000 common shares	**95,000**

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	2002 Net Book Value	2001 Net Book Value
	$	$	$	$
Rental monitoring units	639,229	494,727	144,502	2,322,100
Other rental support equipment	421,354	207,609	213,745	50,931
Manufacturing and office equipment	900,430	743,417	157,013	332,955
Leasehold improvements	2,521	2,521	-	-
	1,963,534	1,448,274	515,260	2,705,986

In August, 2002, the Company sold the majority of its assets and liabilities in relation to its offender monitoring service within the U.S.A. to Sentinel Offender Services, LLC. Revenue generated from these assets in 2002 approximated $2,900,000 (2001 - $3,200,000) and were a part of the "Offender Electronic Monitoring" reporting segment (Note 15)
Details of the sale are as follows:

	$
Proceeds	4,600,000
Cost of assets disposed of:	
Fixed assets, net book value	2,675,149
Net current assets	74,405
Technology and goodwill	232,049
	2,981,603
	1,618,397
Other costs	36,176
Gain on sale	1,582,221

The Company received $4,139,493 of the proceeds prior to the year end. The remainder of the proceeds of $460,507 are being held in escrow subject to expiry of certain warranties and covenants

4. OTHER ASSETS

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
	$	$	$	$
Licenses	61,046	46,328	14,718	15,089
Deferred financing costs	-	-	-	24,297
Cash surrender value, life insurance	87,029	-	87,029	77,827
	148,075	46,328	101,747	117,213

5. BANK INDEBTEDNESS

The Company had available an Operating Line of Credit of $700,000 with the Toronto Dominion Bank, due on demand and bearing interest at the bank lending prime rate plus 1.5%. The Line of Credit was secured by accounts receivable, assignments of fire insurance and a life insurance policy of $500,000, a general security agreement over all assets. The Line of Credit expired June 30, 2002.

6. CONVERTIBLE NOTES PAYABLE

The Company has $569,400 convertible notes payable bearing interest at bank prime lending rate plus 2% and $62,327 of accrued interest outstanding. A general security interest by way of a floating charge subordinate to charges previously granted to certain equipment vendors has been granted. The notes are convertible into Units of the Company at $0.26 each. Each unit is comprised of one common share and one common share purchase warrant permitting the holder to purchase an additional common share at $0.26 for a two year period expiring October 21, 2003. Interest may be converted into units at the lowest permitted issue price under the policies of the Canadian Venture Exchange. The notes payable shall be due and payable any time after 120 days from the date of demand.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible note payable has been segregated into its debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a current liability. The component, representing the value ascribed to the holder's option to convert the principal balance into common shares and the share purchase warrants, is classified in shareholders' equity as "Convertible notes payable - equity component". These components have been measured at their fair values on the date the convertible notes payable were originally issued.

The components of the convertible notes payable were as follows:

	2002	**2001**
	$	**$**
Debt component	**631,727**	**793,604**
Equity component	**43,800**	**61,538**

Over the term of the debt obligation, the debt component has been accreted to the face value of the instrument by the recording of additional interest expense. During the year ended September 30, 2002 the Company recorded accretion of $46,461 (2001 - $15,077).

7. CONVERTIBLE BONDS PAYABLE

The Company has received $500,000 under convertible bonds payable bearing interest at 9% per annum. Interest is payable semi-annually. The bonds are convertible into Units at $0.26 if converted in the first two years from date of issuance; $0.31 if converted in the third year; $0.36 if converted in the fourth year; $0.41 if converted in the fifth year. Each Unit is comprised of one common share and one common share purchase warrant permitting the holder to purchase an additional common share at the applicable price based on the year of conversion. The Company has the option to repurchase the Bonds on any business day subsequent to February 1, 2004 and prior to February 1, 2007. The convertible bonds issue is still subject to regulatory approval.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible note payable has been segregated into its debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a liability. The component, representing the value ascribed to the holder's option to convert the principal balance into common shares and the share purchase warrants, is classified in shareholders' equity as "Convertible bonds payable - equity component". These components have been measured at their fair values on the date the convertible bonds payable were originally issued.

The components of the convertible bonds payable were as follows:

	2002	**2001**
	$	**$**
Debt component	**315,000**	-
Equity component	**185,000**	-

Over the term of the debt obligation, the debt component will be accreted to the face value of the instrument by the recording of additional interest expense. During the year ended September 30, 2002 the Company recorded accretion of $18,500 (2001 - Nil).

8. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001
	$	$
Statutory tax rate	**43%**	45%
Provision for (recovery of) income taxes at statutory rates	**232,012**	(354,875)
Provision for income taxes on non deductible expense	**27,933**	6,935
Effect of lower tax in foreign jurisdictions	**(4,539)**	45,505
Tax benefit not recognized in the period that the loss arose	**-**	302,435
Tax losses for which income tax benefit had not been recognized	**(255,406)**	-
Under provision of prior year	**174**	167
	174	167

The appropriate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2002	2001
	$	$
Depreciation and amortization	**666,151**	2,617,133
Scientific Research & Expenditure credits	**262,253**	262,253
Operating loss carry forwards	**1,932,893**	1,470,527
	2,861,297	4,349,913
Less: valuation allowance	**(2,861,297)**	(4,349,913)
	-	-

At September 30, 2002 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
	$	
Canada	-	
United States (2,957,300 United States dollars)	4,495,100	2010-2017

9. LOANS PAYABLE

	2002	2001
	$	$
Western Economic Diversification Fund		
Loan bearing interest at Bank of Canada prime lending rate plus 3%, due August, 2000. The Company is currently renegotiating payment terms	**108,934**	108,934
Toronto Dominion Bank		
Special Revolving Line of Credit bearing interest at Bank prime lending rate plus 1.5%, due on demand. The Company was required to meet certain financial ratios and was in breach of the ratios at September 30, 2001. This was repaid during the year.	**-**	1,150,000
Demand Loan bearing interest at Bank prime lending rate plus 1.5%, repayable in monthly payments of $8,333 plus interest. This was repaid during the year.	**-**	166,667
	108,934	1,425,601

The Toronto Dominion Bank loans were secured by a General Security Agreement and by the unlimited guarantee of wholly owned subsidiaries, Strategic Monitoring Services, Inc. and Tactical Technologies Inc.

10. CAPITAL STOCK

a) Authorized: 25,000,000 common shares without par value.
b) Issued common shares are as follows:

	2002 **Number of shares**	**2002** **$** **Amount**	2001 Number of shares	2001 $ Amount
Balance, beginning of year	**7,180,441**	**11,069,991**	7,180,441	11,069,991
Issued for Capstone acquisition (Note 2)	**475,000**	**95,000**		
Issued for Private Placement	**1,349,654**	**350,910**		
Issued on conversion of Notes	**61,622**	**15,856**		
	9,066,717	**11,531,757**	7,180,441	11,069,991
Less: Treasury stock	**(11,070)**	**(30,443)**	(11,070)	(30,443)
	9,055,647	**11,501,314**	7,169,371	11,039,548

c) Issued warrants are as follows:

	2002 **Number of warrants**	**2002** **$** **Amount**	Expiry	2001 Number of warrants
Issued for Private Placement	**1,349,654**	**-**	May 29, 2003	-
Issued on conversion of notes	**61,622**	**-**	July 4, 2004	-
	1,411,276	**-**		-

Warrants issued are convertible into common shares at $0.26 per share. The Company may receive additional cash of $366,932 upon conversion of the warrants into common shares.

d) Units Issued: Convertible Debt Obligations

	2002 **Number of shares**	**2002** **$** **Amount**	Expiry	2002 Number of shares
Convertible notes and interest	**4,859,446**	**-**	October 21,2003	6,343,897
Convertible bonds	**3,846,154**	**-**	January 8,2007	-
	8,705,600	**-**		6,343,897

The Company has $631,728 convertible notes payable including accrued interest at bank prime lending rate plus 2%. The notes are convertible into Units of the Company at $0.26 each. Each unit is comprised of one common share and one common share purchase warrant permitting the holder to purchase an additional common share at $0.26. Interest may be converted into units at the lowest permitted issue price under the policies of the Toronto Venture Exchange. The Company may receive additional cash of $631,728 upon conversion of the units into common shares at a price of $0.26 per share. Subsequent to September 30, 2002, the Company has repaid $73,948 of the convertible notes and accrued interest. These transactions reduce the the number of shares to be issued on full conversion of notes and exercise of warrants by 568,831 and reduces the additional cash the Company would receive by $73,948.

The Company has $500,000 convertible bonds payable. The bonds are convertible into 1,923,077 Units at $0.26 if converted in the first two years from date of issuance; $0.31 if converted in the third year; $0.36 if converted in the fourth year; and $0.41 if converted in the fifth year. Each Unit is comprised of one common share and one common share purchase warrant permitting the holder to purchase an additional common share at the applicable price based on the year of conversion. The Company may receive additional cash of $500,000 upon conversion of the units into common shares at a price of $0.26 per share.

e) Options:

There are no options issued or outstanding.

10. CAPITAL STOCK (continued)

f) Income (loss) per share:

	2,002	2,001
	$	$
Net income (loss) per share	**539,388**	(788,611)
Adjustment to income due to:		
Convertible notes	**92,000**	-
Convertible bonds	**41,000**	-
Adjusted income (loss) on a diluted basis	**672,388**	(788,611)
Basic weighted average number of common shares	**8,335,403**	7,180,441
Increase due to:		
Convertible notes	**2,429,723**	-
Convertible bonds	**961,538**	-
Diluted weighted average number of common shares	**11,726,664**	7,180,441

The warrants disclosed in Notes 10 c) and d) have been excluded from the calculation of diluted income per share as they would have an anti dilutive affect on income in each of the years.

11. TRANSACTIONS WITH RELATED PARTIES

Management fees of $361,500 (2001 - $360,000), automobile of $7,200 (2001 - $7,200) and interest of $3,206 (2001 - $2,219) on short term financing were charged by companies controlled by individuals who are officers or directors of the Company. Management participated in the private placement (Note 10 (b)) to the extent of $50,000.

As of September 30, 2002, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $64,071 (2001 - $111,773).

As of September 30, 2002, a related party held $626,527 in cash in trust on behalf of the Company. Fees of $85,753 (2001 - $59,526) were paid to this related party during the year, in relation to legal services provided. The related party participated in the private placement (Note 10 (b)) to the extent of $50,000.

12. COMMITMENTS

The minimum annual rentals payable under the terms of operating leases for premises, office and other equipment are as follows:

2003	127,016
2004	18,203
2005	10,107
2006	6,247

In August, 2002, the Company signed a supply agreement with Sentinel Offender Services, LLC whereby Sentinel has agreed to purchase exclusively from the Company all its requirements for electronic offender monitoring equipment in the U.S.A. The agreement has an initial term of four years. Sales to Sentinel represent 1% of sales in the year and 17% of accounts receivable.

13. FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include accounts receivable, line of credit, accounts payable and accrued liabilities and loans payable. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to the short term to maturity.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks.

The Company does not have a significant exposure to any individual customer.

14. SEGMENTED INFORMATION

(a) Reportable segmentation

	Offender Electronic Monitoring		Law Enforcement and Protection		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001
	$	$	**$**	$	**$**	$
REVENUES						
Gross	**5,055,675**	4,986,301	**2,744,058**	2,566,282	**7,799,733**	7,552,583
Inter-segment	**1,523,054**	1,699,739			**1,523,054**	1,699,739
Net	**3,532,621**	3,286,562	**2,744,058**	2,566,282	**6,276,679**	5,852,844
Sundry income					**35,227**	38,405
					6,311,906	5,891,249
Segment income	**(943,391)**	(479,180)	**218,668**	(39,703)	**(724,723)**	(518,883)
GENERAL CORPORATE EXPENSES						
Interest expense					**(317,935)**	(265,213)
Gain (loss) on disposal of equipment					**1,582,221**	(4,348)
Income taxes					**(175)**	(167)
NET INCOME (LOSS)					**539,388**	(788,611)
Identifiable assets	**3,967,501**	4,712,437	**159,302**	236,370	**4,126,803**	4,948,807
General corporate assets					**101,747**	117,213
					4,228,550	5,066,020
Capital expenditures	**1,337,091**	606,220	**12,269**	1,653	**1,349,360**	607,873
General corporate expenditures					**-**	-
					1,349,360	607,873
Depreciation & amortization	**848,401**	817,439	**15,052**	18,159	**863,453**	835,598

The industry segments have been determined based on the products sold or rented to particular marketplaces, being Corrections (Offender Electronic Monitoring) and Law Enforcement. Transactions between segments were based on cost.

(b) Geographic segmentation - Property and equipment

	$	$
Canada	**471,774**	183,603
United States	**18,486**	2,394,638
Other	**25,000**	127,745
	515,260	2,705,986

(c) Geographic segmentation information is not provided for revenues as more than 90% are earned in the United States.

Strategic Technologies Inc.
Financial Highlights

Selected Financial Data
In thousands except per share amounts

		2002	2001	2000	1999	1998
Revenues		**$**	$	$	$	$
Rentals		**2,974**	3,254	3,572	4,209	4,163
Product sales and other		**3,338**	2,637	2,482	2,786	3,155
		6,312	5,891	6,054	6,995	7,318
Gross Profit		**3,549**	3,408	3,507	4,239	4,314
EBITDA	(1)	**138**	312	246	814	1,302
Earnings (Loss) Before Taxes		**539**	(788)	(852)	(98)	450
Net Income (Loss)		**539**	(788)	(855)	(78)	382
Net Income (Loss) Per Share		**$0.07**	($0.11)	($0.12)	($0.01)	$0.05
Working Capital		**1,668**	(1,599)	(1,042)	(199)	447
Property and Equipment		**515**	2,706	2,932	2,919	2,369
Total Assets		**4,229**	5,066	5,192	5,658	5,156
Loans Payable		**1,074**	1,426	1,519	952	641
Shareholders' Equity		**2,412**	1,224	1,971	2,794	2,887
Book Value Per Share		**$0.25**	$0.17	$0.28	$0.39	$0.40

(1) EBITDA including the gain on sale of equipment in 2002 was $1,720.

Directors and Officers

Doug H. Blakeway*
Director/President & Chief Executive Officer
STRATEGIC Technologies Inc.
STRATEGIC Monitoring Services, Inc.
Director/Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Ian M. Brown
Director, Secretary and Chief Financial Officer
STRATEGIC Technologies Inc.

Kenneth R. Tolmie*
Director
STRATEGIC Technologies Inc.

Bernhard J. Zinkhofer*
Director
STRATEGIC Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Steve L. Rosset
Vice President, Technical Operations
STRATEGIC Technologies Inc.

Lynn J. Blakeway
Vice President, Service Operations
STRATEGIC Technologies Inc.

*Denotes member of the Audit Committee

Corporate Information

STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1

100% OWNED SUBSIDIARIES
STRATEGIC Monitoring Services, Inc.
TACTICAL Technologies Inc.

LEGAL COUNSEL & RECORDS OFFICE
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay, BA, CA

ANNUAL MEETING
February 5, 2003 at 10:00 am at
1500 - 1055 West Georgia, Vancouver
Shareholders unable to attend are requested to return the completed form of proxy to Computershare Trust Company of Canada.

BANKERS
The Toronto Dominion Bank
10435 King George VI Hwy
Surrey, British Columbia V3T 4X1

Banner Bank
435 Martin Street
Blaine, Washington 98231

REGISTRAR & TRANSFERS AGENT
Computershare Trust Company of Canada
510 Burrard Street, Suite 408
Vancouver, British Columbia V6C 3B9

STOCK EXCHANGE LISTING
Toronto Venture Exchange
Symbol - STI
In the USA, Sec. 12g
exemption file #82-1548

Share Capital:
The authorized capital is 25,000,000 common shares without par value of which 9,066,717 shares are currently (December 31, 2002) issued and outstanding.

STRATEGIC TECHNOLOGIES INC.

(the "Company")

ANNUAL INFORMATION FORM

For the year end September 30, 2001

Filed: March 25, 2002

481514.4

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

Name and Incorporation of the Company

Strategic Technologies Inc. was incorporated by registration of its Articles and Memorandum pursuant to the *Company Act* of the Province of British Columbia under the name Cancom Industries Inc. on May 4, 1984 and changed its name to Strategic Technologies Inc. on July 18, 1990.

Strategic's business office is located at Building A, Unit 102 – 17802 – 66th Avenue, Surrey, British Columbia, V3S 7X1 (604) 576-8658 and its registered office is located c/o its solicitors, 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

In this Annual Information Form, the "Company" or "Strategic" refers to Strategic Technologies Inc. Certain terms used herein are defined in the text and others are included in the glossary on page 2 of this Annual Information Form.

This Annual Information Form ("AIF") contains forward-looking statements reflecting the Company's current expectations regarding its business and operations in upcoming years. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, inability to secure additional monitoring contracts or obtain additional financing; and technological change. All dollar amounts herein in this AIF are expressed in Canadian dollars unless otherwise stated.

Documents incorporated by reference in the AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Strategic, copies of which are available on request from the offices of the Company or on the SEDAR web site (www.SEDAR.com). (See Item 8).

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

Strategic is in the business of providing to governmental correctional agencies primarily in the United States (and also private service providers to those agencies), electronic offender curfew monitoring equipment and related services, together with intelligence gathering and surveillance equipment. There are currently approximately 2,600 offenders enrolled in electronic curfew monitoring programs which are using this system in various jurisdictions. Strategic also markets a voice verification monitoring system known as the "Warden" which was developed by Capstone Technologies, Inc. ("Capstone"), a company Strategic recently purchased.

Strategic performs its software programming, some component assembly, offender monitoring support and administration from a 19,000 square foot leased facility located in Surrey, British Columbia. Strategic has two wholly-owned subsidiaries, Tactical Technologies Inc. and Strategic Monitoring Services, Inc. Both Tactical Technologies Inc. and Strategic Monitoring Services, Inc. are Delaware incorporated companies. In February, 2002 Strategic acquired 100% of the shares of Capstone by issuing 475,000 Strategic Shares pro-rata to the existing Capstone shareholders. In addition to issuing the 475,000 common shares to the Capstone shareholders, Strategic is obligated to pay a bank loan of Capstone in the amount of US$170,000. Strategic must pay off the balance of the Capstone loan at a minimum rate of US$20,000 per calendar month. Under the Capstone purchase agreement (dated July 6, 1999, as amended March 21, 2001), Strategic agreed to indemnify and save harmless the original shareholders of Capstone from any guarantee or collateral obligation respecting the bank loan.

Glossary

In this AIF, the following terms have the meanings set forth herein:

CSA	means Canadian Standards Association.
DTMF	means digital tone multi-frequency.
DVDS	means domestic violence detector system.
EMCC	means electronically monitored curfew compliance.
EMHC	means electrically monitored home confinement.
FCC	means the Federal Communication Commission.
FVU	means field verification unit.
GPS	means global positioning system.
HLEM	means horizontal loop electro-magnetic survey.
ISO9001	means quality assurance procedures verified by the International Standards Organization.
MUMS	means multiple unit monitoring system.
PID	means a personal identification device.
PRU+	means a personal radio receiver unit.
RF	means radio frequency.

ITEM 3 DESCRIPTION OF BUSINESS

Corporate History and Business

Strategic was incorporated in 1984 and listed for trading on the Vancouver Stock Exchange (now CDNX) in July 1985. Strategic's initial focus was on designing and marketing communication, surveillance and security devices to military, intelligence and law enforcement agencies. In 1990, Strategic changed its name and expanded its activities to include electronic curfew monitoring. In 1991, after initially retailing offender monitoring equipment, Strategic changed its marketing strategy to renting the equipment, to better respond to the budgetary needs of governments. Renting the equipment also permits Strategic to better retain control of proprietary property and capture a more stable monthly recurring revenue.

As part of its electronic curfew monitoring, Strategic operated a monitoring center in Houston, Texas which was closed in February, 2000. Strategic recently opened its own monitoring service centre in Huntsville, Alabama to monitor the remote transmitter/receiver elements of the Strategic Electronic Curfew Monitoring System. In 1994, Strategic acquired a 100% interest in Tactical Technologies Inc. ("Tactical") of Folsom, Pennsylvania, a manufacturer of covert surveillance equipment sold to law enforcement agencies. Strategic and its subsidiaries have 70 employees, of which 52 are involved in offender monitoring equipment and services and 18 employees are employed by Tactical.

Strategic has developed a proprietary radio frequency (RF) closed loop wireless technology platform which it believes has operational advantages over its competitors. Considerable resources have been expended developing the technology to provide a reliable RF link and monitoring software. Additional core technology includes a Global Positioning Satellite (GPS)/Cellular product that is currently in use by law enforcement agencies to covertly track vehicles.

Hardware

Strategic has developed an RF identification link which, with minor modifications is expected to be ready to be marketed with products other than Offender monitoring.

The RF link includes a multi channel frequency transmission that eliminates dead spots commonly found in existing RF technology, and an on-site variable range setting. It is anticipated Strategic's RF link will enable Strategic to develop and expand its wireless local loop solutions and offer new products with minimal changes to the RF link itself.

Software

In conjunction with the development of the RF link, Strategic has developed a new monitoring software platform using data base applications. This software platform was released for beta testing in September 2000 and released to the market in late October, 2000. The platform is Microsoft Windows-based.

Electronic Curfew Monitoring – Industry Overview

Offender monitoring is a corrections tool which has developed to meet the challenge of overcrowding in prisons and the rising costs of prison incarceration. Offender monitoring is intended to bridge the gap between unrestricted freedom and incarceration of an offender. Electronic monitoring was conceived in the U.S. and prototypes date back to the early 80's. Acceptance in the corrections community has been slow, but technological improvements and sufficient test trials by various correction agencies in Canada, the U.S. and several other countries have demonstrated the effectiveness of electronically monitoring offenders. Electronically monitored curfew compliance (EMCC) is the predominant system used to measure the compliance to curfews for the relatively low risk and non-violent offenders. EMCC consists of a transmitter bracelet attached to an offender's wrist or ankle whose transmissions restrict movement to a specified radius of an in-home monitoring device using radio frequency technology. The monitoring device is connected to a central monitoring station using traditional telephone lines. The offender may be permitted to go to work and other pre-arranged engagements when not confined to the home. Anytime the offender leaves or re-enters the monitored zone, corrections personnel are notified, permitting prompt response to infractions.

According to the National Institute of Justice and Journal of Offender Monitoring, there are approximately 120,000 active monitoring units in use in North America. Industry revenues are currently estimated at US$200 million and are growing by approximately 30% annually. The industry consists of about eight companies manufacturing electronic monitoring equipment and 15 companies that provide monitoring services. Several government agencies also operate their own monitoring stations. The largest competitor is U.S. based BI Incorporated ("BI") with revenues of US$72 million according to BI's financial statements and information obtained by Strategic. BI was a public company until recently having been taken private, and has sold approximately 90,000 units. BI entered the industry in 1984 and as of June 30, 2000 monitors approximately 21,500 units. Given technological developments over the last several years, most early model equipment is now obsolete and Strategic believes many correction agencies will need to replace upwards of 60,000 units over the next few years. Management of Strategic anticipates that many of these agencies will elect to rent rather than purchase equipment, thus avoiding the capital outlay and costs associated with servicing equipment.

The U.S. represents Strategic's primary customer base and the greatest market potential. The U.S. had 5.7 million adults under some form of correctional supervision at the end of 1997: 1.6 million in federal, state and local correctional facilities and a further 3.9 million on parole or probation. This represents 2.9% of the adult population and more than three times that of most other industrialized countries. Annual population growth in the U.S. correction system has averaged more than 7% over the last 15 years. In 1997, total expenditures on law enforcement were US$104 billion, with US$27.9 billion pertaining to corrections agencies. [source: U.S. National Institute of Justice.]

The offender monitoring industry is similar to the premises and home electronic alarm monitoring business in that they also generate monthly recurring revenue from providing monitoring services. Industry fundamentals include relatively low current penetration rates and high growth potential. However, EMCC requires much more servicing and proper training of corrections personnel to ensure effective implementation of programs. This results in a longer, more complicated sales process and the monitoring services provided often results in a much higher level of ongoing customer contact. Alarm activation tends to average four or five times a day per offender compared to five times a year for each subscriber in the home and business premises alarm business. This extra time requires a higher level of staffing and corresponding higher service costs to the user.

According to The Journal of Offender Monitoring and the American Probation and Parole Association, the cost of EMCC government run programs are generally in the range of $20 to $50 per day per unit depending on the nature of the program. The cost of incarceration can be in excess of $150 per day. EMCC helps address the problems of overcrowding, reduces operating costs and permits corrections officers to better assess the compliance of offenders on parole and probation. The offender can maintain employment and there is less disruption to the family structure. In the U.S., monitoring costs are in some cases being passed on to offenders in "user-pay" programs, thus reducing the government's out-of- pocket expenses of maintaining the system. EMCC is intended for non-violent and non-impulsive felons.

Strategic's Operations and Products

Strategic's focus is on the U.S., which accounts for over 90% of its revenues and which has a large prison population. Strategic markets its EMCC system under the brand name "Platinum" and "Platinum Plus". Strategic's products notify, through email, fax and telephone, the responsible authority when an offender is not complying with a court ordered curfew schedule. Strategic's Personal Identification Device or PID (radio frequency transmitter) is worn by the offender and the PRU+ (receiver unit) is installed in the offender's residence connected to his/her telephone. At regular intervals, the PID sends an encoded signal to the PRU+, thereby confirming the offender's presence in the monitored area. Using standard telephone lines, the PRU+ relays its information to the central monitoring computer at a secure location. The central monitoring computer can communicate with several thousand receivers at the same time. If the offender moves beyond a certain distance from the receiver, the radio signal link is broken and this fact is relayed by the receiver to the central monitoring computer. Predetermined curfews for each offender are entered into the central computer using Strategic's proprietary software. If an offender fails to comply with the curfews or tampers with the transmitter and/or receiver, the central computer signals a violation and the officer in charge is alerted according to predetermined agency criteria.To augment the monitoring, a portable drive-by unit enables officers to verify the presence of an offender, without interruption, at a location other than their area of confinement such as at work. Strategic has also developed a Multiple Unit

Monitoring System (MUMS) which is a self-contained solution for halfway houses. Other products developed include the use of an early warning system for domestic violence victims (DVDS) and a GPS/Cellular (Global Positioning Satellite system) tracking system to covertly track vehicle movements. GPS/Cellular units are marketed through Strategic's wholly owned subsidiary Tactical.

From its 19,000 sq. ft. head office based in Surrey, B.C., Strategic manufactures and monitors its products. Strategic has held ISO 9001 quality certification since June 19, 1996, and protects its proprietary devices by storing a source copy of the software and obtaining license agreements from its customers who use the software. The manufacturing process is technical and skilled labour intensive. Strategic is able to draw upon the local technical schools to support its need for technicians. The number of units produced annually is relatively small and sales do not require automated production now or in the foreseeable future. Strategic rents its systems to government agencies based on one year contracts. However, given the nature of many government operations, contracts tend to be renewed annually and made subject to open tender every two to four years. Strategic has a sales force of 10 which markets its products directly to government agencies and to intermediary agencies or companies referred to as service providers.

Rental revenues were $4,208,791 in 1999, $3,571,849 in 2000 and $3,253,824 for the 12 months ending September 30, 2001 and sales of equipment and consumables were $2,785,649 in 1999, $2,481,867 in 2000 and $2,637,425 for the 12 months ending September 30, 2001. Strategic was marginally profitable in 1999 but lost money in 2000 and 2001. (see accompanying financial statements). It currently has over 4,000 monitoring units in the marketplace with 2,600 units providing daily rental revenues. These rental monitoring units have been depreciated on the books and have a carrying value as at September 30, 2001 of $2,322,100. As at September 30, 2001 Strategic had a working capital deficiency of $1,599,230 with no long term debt. Its bank lines of credit are $2,016,667 which are being fully utilized.

Tactical Technologies Inc.

Strategic's wholly owned subsidiary, Tactical Technologies Inc. designs, manufactures, and provides electronic support equipment in the fields of surveillance and intelligence gathering to law enforcement agencies in Canada and the U.S. Tactical's operations are located in Folsom, Pennsylvania. Tactical's principal product consists of covert body worn audio transmitters, repeaters, and intelligence kits which include receivers and recording capabilities. Also included are agent alert alarm transmitters, specialty products such as custom built packages with alarms and motion sensors, GPS tracking equipment, and video packages. Research and development of new digital transmitters and frequency agile transmitters is ongoing.

The equipment Tactical manufactures is used for covert audio intercept and is therefore subject to government regulation. The sale and advertising of that equipment falls under Title III, 18 U.S.D., Public Law 90-351, Omnibus and Safe Streets Act, 1968 of the US Federal Laws and products that emit radio frequencies are under the regulation of the FCC. In addition, the export of the majority of the equipment manufactured falls under the Department of Commerce (part 370, Export Administration Regulations) and/or the US Department of State (Title 22, Parts 121-128, ITAR). All the equipment Tactical manufactures complies with US government regulations. The products are used in covert operations by law enforcement and the laws of the United States prohibit the equipment being specifically described or identified.

The US market for Tactical's equipment and services is divided into three segments: Federal, State, and Local. The market in general changes slowly. Law Enforcement Agencies as a whole do not change very often since they are delineated by fixed geographic regions. New drug interdiction related task forces (multi-jurisdiction) are appearing more frequently in the local segment. Tactical has supplied products and services to several federal agencies for evaluation and consideration in issuing requirements contracts and in 2001 was awarded a U.S. government contract worth US$420,000, its single largest contract to date.

Tactical's sales for the year ending September 30, 2001 were $2,604,686 (2000: $2,360,000) and 44.0% (2000: 39.0%) of Strategic's consolidated revenues. For the year ending September 30, 2001, Tactical incurred a loss of $233,503 for the year compared to loss in 2000 of $109,000.

Capstone Technologies Inc.

Capstone offers a biometric (statistical analysis of biological observations and phenomena) monitoring system called "The Warden" that uses voice recognition to identify adult and juvenile offenders on curfew monitoring. The Warden system utilizes a computer to make random calls to an offender to check on the offender's compliance with their curfew. The system does not require the offender to wear an ankle bracelet but rather, verifies an offender's presence through voice recognition technology. Capstone's monitoring center is based in Huntsville, Alabama and Capstone currently has approximately 350 offenders on the system daily.

Overview

The Warden is able to identify an offender by creating a voice template through an enrolment process. The enrolment process can be accomplished 24 hours a day by having the offender's probation officer fax to The Warden Monitoring Center the offender's enrolment and curfew schedule information. Upon receipt of each enrolment application, the monitoring center will call the probation officer and/or the offender at a designated place and time to do the enrolment. The enrolment call takes approximately 5 minutes including basic instructions from the monitoring staff to the offender.

The Warden System is designed as a multi-functional system that not only verifies the offender through their voiceprint but also uses a Digital Tone Multi-Frequency (DTMF) process to interact with the offender through a series of personal history questions asked to the offender during the monitoring process. This design feature helps to eliminate false positive violations and increase the integrity of the monitoring process.

The Warden can monitor the offender at more than one location. The Warden is structured to call the offender at random times during pre-approved schedule periods at approved locations. The offender is required to respond to the call to verify his/her identity and the location. The Warden uses a random calling process that insures the offender is not called at the same time every day. The amount of monitoring calls is at the discretion of the Court and is averaged throughout the week to prevent the offender from being able to count the number of calls per any given day. Revenues generated by The Warden are approximately $30,000 per month and Capstone operates on a break-even basis.

Sales, Distribution and Marketing

Strategic has selected criminal justice as its primary target market, with parole, adult and juvenile probation and pre-trial services comprising the primary market segments. Strategic markets to federal, state, county and provincial governmental agencies as well as private service resellers and offender direct pay programs. In offender direct pay programs, the offender may elect to pay the cost of a monitoring system as part of the sentence in lieu of jail. Strategic is also developing products incorporating offender curfew monitoring technology to sell to agencies which are responsible for monitoring persons with severe mental disabilities. The number of individuals under community corrections supervision has continued to exhibit growth since 1985.

According to the National Institute of Justice and Journal of Offender Monitoring and the American Probation and Parole Association based on the historical compounded annual growth rate of approximately 6%, the community corrections population is expected to exceed 5.1 million by the end of 2001. Current funding for community corrections programs is estimated to be $4 - $5 billion per year and this funding is expected to increase at an annual compound rate of 5%. During the period 1990 to 1997, the number of federal, state and local inmates grew from under 502,000 individuals in 1990 to approximately 1.7 million individuals in 1997, an increase of 239%. The projected growth in the electronic curfew monitoring market is expected to increase by fifteen percent (15%) a year through the year 2005. This growth rate excludes electronic monitoring in the juvenile offender market. The number of youths in the juvenile correctional system has increased dramatically from 62,268 youths on January 1, 1988 to 102,582 youths on January 1, 1995 and reflects an historical compound annual growth rate of approximately 8%. This growth rate is considered to be very conservative given the estimated growth in the number of juveniles over the next fifteen years. Approximately $600 million was spent in 1979 on juvenile justice programs. It is estimated that approximately $3.5 billion was spent on such programs in 1993. Funding for such programs grew between 1979 and 1993 at a compound annual rate of 13% and it is estimated that funding will continue to increase 7% - 10% annually over the next 10 years.

Strategic's products are marketed through a direct sales force. At present, Strategic has ten full-time salespersons operating out of offices in Surrey, British Columbia, Philadelphia, Pennsylvania and Huntsville, Alabama. These salespersons rely on referrals and leads generated from client referrals and from telemarketing and direct mail campaigns. Marketing efforts to date have been concentrated primarily in the southern United States, especially Texas. Referrals have also been generated from trade journals and directory advertising and from participation in national and regional trade shows. Strategic feels that its telemarketing and direct mail campaigns have been effective in generating sales, and it plans to expand these programs to other areas in the United States. In addition, to marketing directly to correctional agencies, Strategic sells to private resellers who provide turn-key monitoring and offender enrolment services to governmental correctional agencies.

Marketing and sales opportunities outside North America are currently being investigated and pursued through both joint venture and distributor arrangements. Strategic has received enquiries for product and for distribution rights from interested overseas parties which it is pursuing. Strategic currently has 16 units active with Detention Monitoring Services LLP ("Detention") located in Australia on a daily rental basis and management expects the contract with Detention to be extended for a further year. In September of 2000 Strategic entered into an agreement with On Guard Plus Limited ("On Guard") to supply Strategic's electronic curfew monitoring Platinum Plus series equipment in conjunction with the use of On Guard's software for use in Europe. On Guard is marketing Strategic's equipment and has indicated that it expects curfew monitoring programs in Europe to expand significantly when tests are completed.

Strategic leases its products on a per diem per unit basis but usually must supply additional excess or back-up units for which no revenue is received until they are actually placed into service. Pursuant to current service agreements and/or purchase orders, Strategic currently has supplied agencies and private service providers with approximately 3,800 curfew monitoring units of which on average 68% are activated for monitoring offenders at any given time. In order to provide a flexible level of supply and service, Strategic finds that it must supply and/or stock units in excess of anticipated requirements of agencies and service providers. The agreements generally provide for renewable terms varying in length from one year to two and one-half years, during which Strategic agrees to provide monitoring units and services while retaining title to the remote and monitoring equipment. The remote units are now being provided on a two tier pricing basis of a charge per active monitoring day and a base fee regardless of activity. Customers are invoiced on a monthly basis with payments being received within 30-60 days of receipt of the invoice.

Strategic provides a 24/7 hotline/help centre service that is available to Strategic's customers for technical assistance and problem solving. Back-up support to both the monitoring and help centres is provided on a continuous basis by technical support personnel located at the Surrey operations center. All products are warranted for one year. Remote diagnostics are available for software-related problems, and Strategic maintains a complete service and repair facility at the Surrey location. Strategic recently opened its own monitoring service centre in Huntsville, Alabama, to monitor the remote transmitter/receiver elements of the Strategic Electronic Curfew Monitoring System.

Competition

Strategic's single largest competitor is BI Inc. ("BI"), which has sold equipment to end-users and for use by other private monitoring companies. In 1999, BI announced that it would discontinue selling and would move to a rental model like Strategic. The balance of the competition is made up of companies that produce a more limited line of equipment to provide the basic services needed for electronic home arrest.

BI's decision to discontinue the sale of products to other private providers (Strategic will sell products to government entities for their own use) represents a change in the industry dynamics. As BI is the preferred provider of equipment to private operators, these companies may be forced to seek alternative hardware suppliers or else lease their equipment. These circumstances, coupled with the highly fragmented nature of the industry, could benefit Strategic in competitive bidding situations and creates opportunities for industry consolidation.

The initial operations of an electronic monitoring company are characterized by high start up costs to establish a monitoring and marketing infrastructure. As new contracts are added to the organization, total net margin increases due to the improved utilization of fixed costs. BI's dominant position in the industry provides it with an economy of scale advantage by allowing BI to acquire services (i.e. long distance time, insurance, etc.) at a lower cost.

According to The Journal of Offender Monitoring there are currently approximately eight manufacturing companies competing in the North American market to provide offender monitoring systems. Strategic is the only Canadian manufacturer of such systems and according to the Journal of Offender Monitoring a number of other companies, primarily American and one Israeli, produce competing equipment and three companies, BI, Digital Products Corp. ("DPC") and Dmatek Ltd. (also known as and herein "Elmo-Tech"), collectively control approximately 67% of the North American market. Strategic's current market share is less than 3%. BI is Strategic's main competitor and according to BI's published financial information, the number of installed offender monitoring units for BI was 58,154 and it operates in all 50 States with approximately 2,600 correctional programs. Elmo-Tech has in excess of 9,500 units installed in 33 States and 90 programs. Elmo-Tech is the only other publicly-traded company (Dmatek Ltd. is the parent company and trades on the AIM London stock exchange). According to Dmatek's financial statements, its revenues for fiscal year ending December 1999 were US$10,160,000 with after tax profits of US$1,760,000. DPC has approximately 16,000 installed units in 44 States and 350 programs. In a publicly-filed NASDQ – National Market System Form 10-K for the fiscal year ended June 30, 2000, BI discloses equipment sales of US$10 million and service and monitoring income of US$35 million, for gross income of approximately $45 million for the electronic curfew monitoring segment of operations. BI has competing product lines in all categories with those of Strategic as well as others and has effected several corporate acquisitions of service providers or equipment designers since 1990.

Strategic is of the view that it offers a competitive product which operates at a highspeed and has been designed to accommodate specific customization, expansion and upgrade for Strategic's clients. The Platinum series product line is modular and can be expanded for an increased number of offenders without requiring major upgrades of the equipment. An important element of the provision of electronic monitoring is the backup services which are provided by Strategic. Strategic's staff is available on a 24 hour basis to handle enquiries and respond to malfunctions and other contingencies. Strategic believes its backup services are equal to or better than those being offered by its competitors.

Intellectual Property and R&D Activities

Strategic protects its intellectual property through confidentiality agreements, access restrictions, encoding techniques and continuing efforts at innovation. Strategic may in the future seek copyright protection for its software and plans to patent parts of its core radio frequency link concerning its receiver/transmitter equipment. Strategic has traditionally taken the view that the efforts and costs of securing a patent exceeds the effectiveness of patent protection in a rapidly evolving market. Strategic is continually trying to improve its equipment and believes that such enhancements represent a better expenditure of funds than seeking patent protection. There can be no assurance that Strategic's efforts to protect or balance its know-how will be effective.

Strategic has six staff members who are primarily engaged in software development. Such efforts are being conducted with a view to augmenting the capabilities of Strategic's existing products. Strategic is looking to develop additional products for correctional services including specialized data base and offender case management systems and statistical reporting systems as well as remote drug testing equipment. Strategic currently offers as a reseller, Mitsubishi's Visitel remote drug testing equipment, however, Strategic is internally developing a competing proprietary system. Strategic is reviewing development of monitoring systems for other elements of society such as Alzheimer's victims, truants and other persons requiring supervision. There can be no assurance that additional products will be successfully developed or marketed.

Current Operations

Strategic currently employs ten technical personnel in production and related operations, all of whom are located at the Surrey, B.C. manufacturing facility. The various printed circuit boards (without electronic components) are manufactured to Strategic's specifications by a local British Columbia supplier. There are several different printed circuit boards (being of various sizes - from .5" x 1" to 6" x 6" - resin fibre composite with inlaid copper circuitry) which comprise the PRU+ and PID units. The PRU+ unit has seven such printed circuit boards. The PID has two such printed circuit boards. Some of these printed circuit boards containing the radio frequency sections are outsourced to a British Columbia supplier that "populates" the boards (i.e. installing circuits, chips and other components) using special surface mount automated technology to achieve miniaturization and further quality control. The circuits are then "tuned" (i.e. the RF wave-lengths are matched) after being returned to the Surrey manufacturing facility for additional component assembly. The other printed circuit boards have electronic components, such as micro-processor computer chips, VLSI RAM chips, and discrete components, etc., inserted and assembled at the Surrey facility by Strategic's technical personnel. Once the printed circuit boards are completed, Strategic's technicians mount them together with other components like the tamper circuitry and the battery backup in the PRU+. The mounting of the printed circuit boards and other components in the PRU+ and PID packages involves a number of assembly functions, such as drilling, capping and soldering. During the assembly process, there are a number of quality assurance procedures which ensure full operation of each unit, once completely assembled. The testing involved with the quality assurance procedures is done using electronic oscilloscopes, digital multimeters and computers that have custom written "test software" running in them to ensure the unit under test is responding in accordance with design criteria. Packaging into an impact resistant attaché-style storage/carrying case with a supply of consumables, operation instructions and inspection certificates completes the PID/PRU+ set. Inventory and shipping activities are also handled at the Surrey facility. Strategic is currently experiencing less than 8% warranty returns. The majority of Unit returns for warranty service are the result of short life battery problems related to PID. The reason for these failures has been identified and the quality control procedure corrected to reduce battery failures. Strategic employs flexible, efficient operations which provide for production techniques and cross-training of at least two jobs per production employee. Strategic believes it has sufficient staff and space to significantly increase production activities in the future if warranted. Strategic's management is of the view that none of its suppliers are so key to it that the loss of any one source of supply would prevent Strategic from being able to manufacture its product requirements.

Strategic Bank Indebtedness

Strategic owes approximately $2.0 million to the Toronto-Dominion Bank pursuant to three loan arrangements described generally as the operating line of credit, the special revolving loan and the term loan, which are secured by a first charge on all of the assets of Strategic. As of February 28, 2002, the operating line of credit is $808,800 is due on demand, and bears interest at prime plus one and one-half percent, the special revolving loan amount is $1,070,000 and is due on demand and the term loan is $125,000. Each of these latter two loans bears interest at prime plus one and one-half percent. The term loan was originally $300,000 but is reduced by $8,333 principal per month plus interest. In addition, the special revoloving loan is being reduced by a minimum of $5,000 per month. The covenants of the bank loan are that the operating line of credit should not exceed 80% of Strategic's accounts receivable (excluding ordinary receivables over 90 days or Government receivables over 120 days). The special revolving loan covenants are that Strategic's tangible net worth should not be less that $2 million (and with an undertaking to raise an additional $1 million of new equity) and that the debt (defined as TD loans, accounts payable plus customer refundable deposits) to rolling 4 quarter cash flow ratio should be less than or equal to 2.5 to 1 and should not exceed interest expense by ratio of more than 4 to 1. Strategic is not in compliance with the cash flow covenants as Strategic's cash flow (EBITDA) for the year ended September 30, 2001 was $312,368 Interest and bank charges were $242,136 for the year ended September 30, 2001 and $80,606 for the 3-month period ending December 31, 2001. The breach of these covenants is an event of default which provides the Toronto Dominion Bank the right to demand repayment and commence proceedings to realize on its security and appoint a receiver. See "Risk Factors".

Pursuant to the acquisition of Capstone, Strategic assumed responsibility for Capstone's bank indebtedness in the amount of US$170,000. Strategic is required to make payments on this loan in the amount of US$20,000 per month until the lesser of the amount owing under Capstone's bank loan or US$170,000 is paid.

Strategic is also indebted to investors for $800,000 pursuant to arrangements with Bell Resources Ltd. (see below).

Indebtedness From Aborted Merger with Bell Resources Corporation

Pursuant to an agreement entered into by Bell Resources Corporation ("Bell") and Strategic on March 10, 2001, as amended, Bell proposed to acquire 100% of Strategic by issuing 3,600,000 shares of Bell to the shareholders of Strategic. The arrangement agreement provided that Bell would use its best efforts to provide interim funding to Strategic prior to the closing of the transaction. The arrangement agreement further provided that pending closing of the transaction, it was a condition to close the acquisition that Bell would advance to Strategic under a convertible loan agreement $500,000 by June 30, 2001 and a further $300,000 by August 17, 2001, a further $200,000 by September 15, 2001, and a further $200,000 by October 12, 2001.

Bell advanced a total of $800,000 under secured convertible loan agreements to Strategic. Strategic in turn issued to Bell a total of $800,000 in convertible notes as evidence of the debt. The notes bear interest at the Bank of Montreal prime lending rate +2% per annum. Strategic understands that Bell has pledged approximately $200,000 of the notes to investors and $500,000 of the Notes to Yorkton Securities Inc. which provided Bell with the funds to advance to Strategic.

The convertible notes provide that upon termination of the arrangement agreement, the amounts due under the convertible notes will be due on demand by the holders thereof at anytime after 120 days from the date a public announcement of the termination of the arrangement was made which occurred November 22, 2001 making the Notes due on demand. Additionally the convertible notes provide that at the option of the holder the principal and interest due under the convertible notes is convertible into units of Strategic at $0.26 per Unit until November 22, 2003. Each unit issuable under the Notes is comprised of one Strategic Share and one share purchase warrant entitling the holder to acquire another Strategic Share at a price of $0.26 for a period of two years from issuance of the warrant.

On October 23, 2001 Strategic issued a press release confirming the termination of the merger.

As a result of the termination the pledge of the convertible notes to third parties has become effective. The lenders collectively hold $800,000 in convertible notes issued by Strategic which are due on demand on any date that is 120 days after the date a public announcement was made of the termination of the arrangement agreement (October 23, 2001), unless converted into units at the option of the holders hence they may be called for payment at any time.

Government Regulation and Other Standards

Strategic's products emit radio frequency signals and accordingly are subject to government regulations respecting power levels and use of frequencies. Strategic has obtained all necessary United States Federal Communications Commission authorizations (FCC) as well as Canadian equipment certifications (DOC) as required, for the radio frequency link, transmitter, receiver and associated equipment. Strategic's electronic curfew monitoring system has also received approval to operate and certifications in Canada from the Canadian Standards Association (CSA) and in the United States from the Underwriters' Laboratories (UL) with respect to electrical equipment standards.

Risk Factors

Loan Defaults and Continuing Operations Strategic is not in compliance with certain covenants in respect to loans obtained from the Toronto Dominion Bank. The breach of the covenants is an event of default which provides the Toronto Dominion Bank the right to demand repayment and commence proceedings to realize on its security and appoint a receiver. Strategic is also in default of scheduled principal repayments under a settlement agreement with the Minister of Western Economic Diversification. Continuation of operations is dependent upon the ability of Strategic to achieve future profitable operations and to secure adequate additional financing. If Strategic is unable to continue as a going concern it is likely that its assets will be realized at amounts significantly lower than the present carrying value and Strategic would likely not be able to satisfy its obligations to secured and unsecured creditors.

Convertible Notes Now Due On Demand The $800,000 in secured convertible notes issued to Bell Resources Corporation, Yorkton Securities Inc. and to third parties and the interest accrued thereon are now due and payable on demand. Strategic has no control over whether or not the holders of the convertible notes will choose to demand repayment or choose to exercise their option to convert the convertible notes into equity. As of March 19, 2002 Strategic had received a demand for repayment of one Note for $137,500. In the event the holders of the convertible notes choose to demand repayment, Strategic may be unable to pay these debts as they come due and this may result in insolvency.

Competition The markets for Strategic's products are highly competitive, and Strategic expects competition to increase. Certain of Strategic's current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources and name recognition than Strategic. Strategic believes that its ability to compete depends on the success and timing of new product development by Strategic and its competitors, product performance and price, distribution and customer service and support.

Technical Developments The markets in which Strategic competes are subject to rapid technological change. Strategic's success will depend to a certain extent on its ability to continue to design or acquire, introduce and manufacture and market new products and services on a cost-effective and timely basis. There can be no assurance that Strategic will be able to achieve the technological advances that may be necessary to remain competitive or that the resulting products will meet with commercial acceptance.

Key Contracts; Dependence on Sales to Government Agencies A substantial portion of Strategic's revenues are attributable to the sale, lease and rental of its products to various government agencies in the United States. There can be no assurance that these government agencies will continue to receive the funding that is required to purchase and/or lease equipment from Strategic.

Losses from Operations and Need for Working Capital Strategic incurred a loss of $78,291 from operations for the year ended September 30, 1999 whereas Strategic had net income of $382,265 for the year ended September 30, 1998. Strategic incurred losses before taxes of $855,060 for the year ended September 30, 2000 and $765,534 for the year ended September 30, 2001. There can be no assurance that Strategic will be able to reverse the trend of losses and it will be necessary to do so in order to ensure continued viability. Due to the loses from operations, Strategic will need to raise additional funding. Currently, Strategic's means of generating funds is through equity offerings of its securities, and there can be no assurances that such financings will generate sufficient amounts to meet Strategic's ongoing working capital needs.

Intellectual Property While Strategic believes that its SureTrac and SureTalk technology is adequately protected by confidentiality agreements and the nature of the technology itself, there is no assurance of effective protection against piracy or theft. See "Business of Strategic - Intellectual Property". Monitoring and identifying unauthorized use of such technology may prove difficult, and the cost of litigation may impair Strategic's ability to adequately guard against such piracy and infringement. While Strategic believes the steps it has taken to guard against these abuses are reasonable, there is no assurance it will be successful in this effort. The commercial success of Strategic may also depend on its products not infringing any intellectual property of others. In case of such infringement, Strategic may be required to obtain a license from the holder of the intellectual property rights in order to make, use or sell the product in the jurisdiction in which the infringement occurs. There can be no assurance that such license will be available to Strategic on reasonable terms, or at all.

Key Personnel Strategic's operations are highly dependent on certain key personnel. Strategic currently has $700,000 key-man insurance on Mr. Blakeway however this may not represent adequate coverage of Strategic in the event of loss of Mr. Blakeway's services. Should other key individuals be unable to continue in their present roles, Strategic's prospects could be adversely affected.

Management of Growth Strategic expects to experience significant growth in the scope and complexity of its business. Strategic's need to manage growth effectively will require it to implement and improve operational, financial, marketing and management systems, and to motivate and manage its employees. Failure to manage growth effectively could have a material adverse effect on Strategic's business.

Government Regulations Since Strategic's products emit radio energy, they are subject to government regulations as to power levels and frequency. Although Strategic or its component manufacturer have received licenses and approvals from the relevant Canadian and U.S. regulatory authorities with respect to the operation of its products, changes in government regulations or withdrawal of government approvals or licenses could affect the saleability of Strategic's products.

Lawsuits/Insurance Strategic has been subject to product liability lawsuits which have heretofore been covered by insurance. These suits have arisen where offenders have succeeded in circumventing Strategic's system and have committed crimes against persons or property. There are currently no outstanding law suits and the most recent one was in 1995 which was settled. To date Strategic's insurer has not indicated that it will not continue to provide insurance coverage but there can be no certainty that all future claims will be covered by insurance or that insurance coverage will be available to Strategic or that it will not become prohibitively expensive.

Further Research and Development Funding Needed The continued success of Strategic is contingent on its ability to raise additional funds for research and development. Currently, Strategic's means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate sufficient amounts to meet research and development expenses.

Market Value The market price of a publicly traded stock is affected by many variables not directly related to the corporate performance of Strategic, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Exchange in the future cannot be predicted. Accordingly, there can be no assurance that the common shares of Strategic will trade at a price equal to or in excess of the current or future book value of Strategic or the issue price of the securities.

Legal Proceedings

The Company is not a party to any legal proceedings nor are any contemplated at this time.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The information set forth below should be read in conjunction with the disclosure under "Management's Discussion and Analysis", the Company's consolidated financial statements and related notes, and other financial information included elsewhere in this document.

Three-Year Review

The following selected consolidated financial information for each of the three years in the period ended September 30 is derived from the Company's audited Financial Statements (in Cdn$ except the number of outstanding shares).

Operating	Three months ended December 31 2001	2000	Years Ended September 30 2001	2000	1999
Revenue	$ 1,578,032	$ 1,308,152	$ 5,891,249	$ 6,053,725	$ 6,994,440
General and administrative expenditures	1,002,400	753,812	3,360,467	3,456,904	3,576,387
Costs of Sales	625,080	760,291	2,483,628	2,547,065	2,736,921
Net Income (Loss) from continuing operations	(287,092)	(286,845)	788,611	(855,060)	(78,291)
Net Income (Loss) from continuing operations per common share	($0.04)	($0.04)	(0.11)	(0.12)	(0.01)

Period End Balances	Three months ended December 31 2001	2000	Years Ended September 30 2001	1999	2000
Total assets	$ 5,540,354	$ 4,957,451	$ 5,066,020	$ 5,658,084	$ 5,191,788
Property and Equipment	2,906,292	2,705,986	2,705,986	2,918,883	2,932,050
Total liabilities	4,485,671	3,842,051	3,842,051	2,864,074	3,220,148
Shareholders' equity	1,054,683	1,660,461	1,223,969	2,794,010	1,971,640
Share capital	11,134,548	11,039,548	11,039,548	11,039,548	11,039,548
Deficit	$(10,182,155)	$ (9,895,063)	$ (9,895,063)	$ (8,251,392)	$ (9,106,452)
Number of outstanding shares	7,180,441	7,169,371	7,169,371	7,169,371	7,169,371

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Results – Three Months Ended December 31, 2001 Compared with December 31, 2000

Total consolidated revenues for the first quarter ended December 31, 2001 increased 21% to $1,578,032 from $1,308,152 for the same period last year. The increase in revenues is a result of the addition of voice revenues of $113,439, an increase in rentals of $110,854 and $45,587 increase in sales.

Total gross profit for the first quarter was 60% of revenues and $952,952 compared to 58% and $760,291 in the prior year. The increase in gross profit is largely attributable to higher rentals in increased absorption of labour and overhead costs. The product mix of sales made during the period also affects gross profits earned. Expenses, excluding depreciation, increased 33% to $1,002,400 from $753,812 in 2000. The increase is the result of higher costs in certain areas. Bad debts increased by $11,915 over the prior year as the Company increased provisions for amounts receivable from non USA rentals. Interest and bank charges increased $23,930 because of higher borrowing levels and includes $12,144 relating to amortizing deferred financing costs relating to the convertible debt and a further $11,615 relating to the accretion of the equity component of the convertible debt. Marketing costs and travel increased $116,558 as the Company added sales staff, particularly in the fourth quarter of fiscal 2001. The increased sales efforts have resulted in a number of new contracts, revenues from which will be reflected in subsequent quarters. Office supplies increased $29,023 and is largely attributable to the new monitoring centre. Software enhancements have been made which will reduce paper usage going forward. The Company continues to monitor its expenses closely and continues to look for efficiencies that may be implemented to control or reduce expenses.

The loss before depreciation and amortization was $49,448, an increase of $55,927 from the income of $6,479 for the comparative period. Net loss for the first quarter was $287,092 and $0.04 per share compared to a net loss of $286,845 and $0.04 per share in the prior year's first quarter. Earnings per share have been calculated on the basis of 7,655,440 shares which includes 475,000 to be issued to acquire Capstone Technologies, Inc.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $553,417 an increase of 9% from $508,830 producing a net loss of $108,011 compared to a net loss of $87,000 in the 2000 first quarter. Tactical ended the first quarter with an order backlog for equipment of approximately $853,000.

Operating Results – Fiscal 2001 Compared with Fiscal 2000

Revenues for the twelve months ended September 30, 2001 were $5,891,249, a 3% decrease from $6,053,725 for fiscal 2000. Rental revenues decreased 9% to $3,253,824 while product sales increased 6% to $2,637,425.

In December 2000 Strategic achieved a technical solution to the principal problems experienced by the Platinum Plus equipment. These problems adversely affected contract renewals and the ability to attract new business. Strategic had also curtailed marketing efforts and production because of the lack of funds to finance product improvements identified through extensive field tests. In January 2001 it started shipping new transmitters to customers to overcome the majority of the difficulties being experienced by customers. Strategic has experienced an increase in the number of units earning daily rentals since that time. Product sales to law enforcement agencies increased as Strategic received new orders for equipment compared to 2000. While Strategic has experienced an overall decrease in revenues in 2001 as compared to 2000, the sales trend in rental revenues is upwards in the third and fourth quarters of 2001 as compared to the same periods in 2000. Strategic intends to continue its longer term strategy of growing our business through technical innovations, performance and customer service with continued emphasis on rental revenues.

Gross profit for 2001 was $3,407,621 (58%), compared to $3,506,660 (58%) for 2000. The gross profit reflects increased sales product mix and absorption of production costs, particularly in the last two quarters as rental revenues have grown. The strategy to focus on annuity based rental contracts will improve gross margins as electronic curfew monitoring revenues grow. Strategic continues its ongoing efforts to improve its manufacturing efficiencies and reduce production costs.

Expenses, excluding depreciation, decreased $96,437 to $3,360,467 in 2001 from $3,456,904 in 2000. Interest charges increased $69,149 to $265,213 reflecting increased borrowings by Strategic, amortization of financing costs and the accretion of the convertible notes payable. Marketing costs decreased $90,536 as marketing staff was reduced in the first nine months of the year. In June and July 2001, the sales team was augmented by two new employees. The efforts of the restructured sales team increased rental revenues in the fourth quarter with additional new customers coming on stream in the first quarter of 2002. Strategic remains committed to controlling expenses within budgetary provisions.

Earnings before income taxes, interest and depreciation (EBITDA) were $312,367 and $0.04 per share in 2001 compared to $245,820 and $0.03 per share in the prior year. Net loss in 2001 was $788,611 and $0.11 per share. This compares to net loss of $855,060 and $0.12 per share in 2000. Strategic changed the estimated life of its rental equipment in 2001 which increased the loss by $122,919. The 2001 net loss was $665,692 and $0.09 per share before this change.

Fiscal 2000 Compared with Fiscal 1999

Revenues for the twelve months ended September 30, 2000 were $6,053,725, a 13% decrease from $6,994,440 for fiscal 1999. Rental revenues decreased 15% to $3,571,849 while product sales decreased 11% to $2,481,876.

Rental revenues were adversely affected by the price competition being experienced in the market place. This has affected contract renewals and the ability to attract new business. The Company has also curtailed marketing efforts and production because of the lack of funds to finance product improvements identified through extensive field tests. Product sales to law enforcement agencies in the first six months were reduced as compared to the same period in 1999. While it is disconcerting to see rental rates decrease to lower priced but inferior equipment, we will continue our longer term strategy of growing our business through technical innovations, performance and customer service.

Gross profit for 2000 was $3,506,660 (58.0%), compared to $4,257,519 (61 %) for 1999. The reduction in gross profit reflects the reduced rental revenues as a significant portion of cost of sales are fixed. The strategy to focus on annuity based rental contracts will improve gross margins as electronic curfew monitoring revenues grow. The Company continues its ongoing efforts to improve its manufacturing efficiencies.

Expenses decreased $119,484 to $3,456,903 in 2000 from $3,576,387 in 1999. Although most expenses decreased, interest charges increased $66,813 to $189,173 reflecting increased borrowings by the Company. Strategic is committed to controlling expenses within budgetary provisions.

Earnings before income taxes, interest and depreciation (EBITDA) decreased to $245,820 and $0.03 per share in 2000 compared to $814,123 and $0.11 per share in the prior year. Net loss in 2000 was $855,060 and $0.12 per share. This compares to net loss of $78,291 and $0.01 per share in 1999.

Liquidity and Capital Resources

Three Months Ended December 31, 2001 Compared with December 31, 2000

Strategic was not in compliance with its conditions of credit at December 31, 2001. Strategic was endeavoring to obtain new equity financing to provide working capital for future operations.

The working capital deficiency at December 31, 2001 was $2,116,497, and increase of $517,267 from September 30, 2001. Operating activities generated cash of $6,388 compared to using cash of $151,578 in 2000. Investment in Platinum Plus equipment, Central computers and the Huntsville Monitoring Centre used cash of $261,181. In addition, Strategic acquired equipment of $173,635 and goodwill of $157,049 through the Capstone acquisition.

Cash provided by financing was a net $485,190 compared to $165,819 in 2000. Strategic raised $250,685 through convertible notes issued as part of a private placement which are convertible into common shares at $0.26 per share and have a one year warrant attached for the purchase of one additional common share at $0.26. The acquisition of Capstone resulted in Strategic assuming bank debt of $278,300 and issuing

475,000 shares for proceeds of $95,000. Payments on outstanding loans totalled $170,859 during the period.

Fiscal 2001 Compared with Fiscal 2000

Operating activities used cash in 2001 of $66,224 as compared to generating cash of $930,288 in 2000. Investment in equipment, largely related to the Platinum Plus product, and the opening of the Huntsville monitoring center was $607,873 in 2001 compared to $952,290 in 2000.

The working capital deficiency at September 30, 2001 was $1,599,230 compared to $1,041,774 in 2000, as current assets increased $64,447 to $2,242,821 and current liabilities increased $621,903 to $3,842,051.

Cash provided by financing activities was a net $727,583 compared to $143,842 in 2000. During 2001, Strategic received proceeds from Bell Resources Corporation of $749,065 including interest accrued of $32,065. Strategic incurred net financing costs of $32,297 of which $8,000 has been amortized in the current period. Strategic, subsequent to the year end, terminated the arrangement agreement with Bell because of their inability to raise the funds called for in the agreement. Strategic is in default on the loan covenants for its Special Revolving Line of Credit for $1,050,000 with the Toronto Dominion and the Western Economic Diversification Fund. As a result of its liquidity position, Strategic is seeking to raise $780,000 by a private placement of 3,000,000 common shares at $0.26 with a warrant attached entitling the holder to purchase an additional common share at $0.26 within one year. Strategic has not received any funds from the private placement to date.

At September 30, 2001, Strategic has accumulated losses for income tax purposes in the United States aggregating approximately $4,084,800 which may be carried forward and used to reduce taxable income in future years. The potential benefits from these losses have not been recognized in the financial statements.

Shareholders' equity at September 30, 2001 was $1,223,969 compared to $1,971,640 at the end of fiscal 2000, including the equity component under the convertible note payable of $61,538 (2000 - $27,000).

Fiscal 2000 Compared with Fiscal 1999

Operating activities generated cash in 2000 of $930,289 as compared to $456,824 in 1999. Investment in equipment, largely related to the new Platinum Plus product, was $952,290 in 2000 compared to $1,330,988 in 1999.

The working capital deficiency at September 30, 2000 was $1,041,774 compared to $198,640 in 1999, as current assets decreased $487,060 to $2,178,374 and current liabilities increased $356,074 to $3,220,148. These changes were largely related to investment in conversion of rental equipment to new Platinum Plus product.

Cash provided by financing activities was a net $641,896 compared to $324,094 in 1999. During 2000, the Company borrowed $300,000 from the Toronto Dominion Bank, utilizing the proceeds to make necessary equipment acquisitions. It also converted $300,000 of its operating line of credit into a demand loan repayable over 36 payments, 4 of which were made in fiscal 2000. Bell Resources Corporation provided $75,000 through a convertible note payable.

At September 30, 2000, the Company has accumulated losses for income tax purposes in Canada and the United States aggregating approximately $3,500,000 which may be carried forward and used to reduce taxable income in future years. The potential benefits from these losses have not been recognized in the financial statements.

Shareholders' equity at September 30, 2000 was $1,971,640 compared to $2,794,010 at the end of fiscal 1999.

Current Financing/Debenture

In a news release dated January 8, 2002 Strategic announced that it had in principle secured financing in the amount of $500,000 in convertible notes from Calim Venture Partners II, LLC, an investment fund managed by Calim Private Equity, LLC of Aspen, Colorado. Each Note will bear interest at a rate of 9% per year. The $500,000 principal is convertible into 1,923,077 Strategic Units at $0.26, if converted in the first two years from the date of issuance; $0.31 if converted in the third year from the date of issuance; $0.36 if converted in the fourth year from the date of issuance; and $0.41 if converted in the fifth year from the date of issuance. The warrants are exercisable at $0.26 to acquire up to 1,923,077 Strategic shares if the Note is converted in the first two years; up to 1,612,903 Strategic shares at $0.31 per share if the Note is converted in the third year; up to 1,338,889 Strategic shares at $0.36 per share if the note is converted in the fourth year; and 1,219,512 Strategic shares $0.41 per share if the note is converted in the fifth year. Strategic expects to receive the $500,000 loan in late March 2002.

Strategic also concluded agreements with a number of investors for the private placement of 965,038 Units at price of $0.26 per Unit. Each Unit comprises one Strategic common share and a warrant to purchase an additional common share at a price of $0.26 for a two year period from the date of issuance. The funds were received by Strategic in late 2001.

The convertible note and unit financings are subject to final acceptance of the CDNX at the date of this AIF and closing is expected to occur on March 31, 2002. Proceeds from the $250,900 financing were used for working capital and equipment acquisitions as well as the $500,000 loan when received.

ITEM 6 MARKET FOR SECURITIES

The shares of Strategic have traded in Canada on the Canadian Venture Exchange (successor Exchange to the Vancouver Stock Exchange) since July 1985, (symbol-STI).

ITEM 7 DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years and the period of time they have served as directors or officers of the Company, are as noted below. Except where indicated, each director and senior officer of the Company has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

As at February 28, 2002, the directors and officers of Strategic owned or controlled as a group, directly and indirectly, an aggregate of 998,660 Strategic Shares representing approximately 13.9% of the issued Strategic Shares and there are no options outstanding to acquire Strategic Shares. To the knowledge of the directors and officers of Strategic, as of February 28, 2002, Mr. D.H. Blakeway is the beneficial owner of 755,223 or 10.5% of the issued common shares of Strategic, there are no other persons who hold 10% or more of the issued common shares of Strategic.

Name, Position & Country of Residence	Period as a Director of the Company
Douglas H. Blakeway President, Chief Executive Officer and Director Canada	Since May 4, 1984
Kenneth R. Tolmie Director Canada	Since April 15, 1987
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director Canada	Since February 10, 1998
Bernhard J. Zinkhofer Director Canada	Since April 15, 1993

At the annual general meeting held January 21, 2002, all directors were re-elected to a one-year term of office expiring at the next annual general meeting of the Company, which will be held in January 2003.

Principal Occupation and Other Companies Served by Current Management of the Company

Douglas H. Blakeway - President, Chief Executive Officer and Director

Mr. Blakeway has been the President and C.E.O. of the Company since it was founded in 1985. Mr. Blakeway has extensive business experience in the security and telecommunications industries. He has patented commercial inventions and funded various research projects into commercial applications of technology including the use of infrared light.

Kenneth R. Tolmie - Director

Mr. Tolmie is President, Chief Financial Officer and a Director of various companies in the Beacon Group of Companies, a Vancouver based group of companies providing fund management and administrative services to limited partnerships funding projects in the computer software and film industries. He is also Vice-President, Finance of International P.E.T. Diagnostics Inc., a private company providing clinical Positron Emission Tomography (PET) scans through the Vancouver PETSCAN Centre and developing other PET imaging facilities dedicated to clinical use in Canada and certain other countries in the Pacific Rim. He has been an associate of Mr. Blakeway and a director of the Company since 1987. Mr. Tolmie holds an MBA from the University of Western Ontario.

Ian M. Brown - Secretary, Vice-President, Finance, Chief Financial Officer and Director

Mr. Brown is a Chartered Accountant and a former partner of a national accounting firm. In February 1997, he joined the Company and is now a director and holds the offices of Secretary, Vice-President, Finance and Chief Financial Officer of the Company.

Bernhard J. Zinkhofer - Director

Mr. Zinkhofer is a partner with the law firm of Lang Michener, Barristers & Solicitors, which acts as general counsel to the Company, and has been counsel to the company since it was founded. He joined the board in 1993.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in the Proxy Circular (see below).

The following documents can be obtained upon request from the Company's Shareholder Communication Department by calling (604) 576-8658:

(i) this Annual Information Form, together with any document incorporated herein by reference;

(ii) the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii) the Proxy Circular for the annual general meeting of the Company held January 21, 2002.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Annual financial statements, proxy circulars and interim financial statements of the Company filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.SEDAR.com).

STRATEGIC TECHNOLOGIES INC.
Bldg. A, Unit 102 17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone No.: (604) 576-8658
Fax No.: (604) 576-0436

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of Shareholders of **STRATEGIC TECHNOLOGIES INC.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on February 5, 2003 at 10:00 a.m., local time, for the following purposes:

1. To receive the report of the directors of the Company.
2. To receive and consider the consolidated financial statements of the Company for its fiscal period ended September 30, 2002 and the report of the auditors thereon.
3. To fix the number of directors. Management proposes to fix the number at four.
4. To elect directors of the Company to hold office for the ensuing year.
5. To appoint auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration.
6. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the consolidated financial statements for the year ended September 30, 2002, and the auditor's report thereon accompany this notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Surrey, British Columbia, December 31, 2002.

BY ORDER OF THE BOARD

"D.H. Blakeway"

Douglas H. Blakeway
President and Chief Executive Officer

STRATEGIC TECHNOLOGIES INC.
Building A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone No.: (604) 576-8658
Fax No.: (604) 576-0436

INFORMATION CIRCULAR

(as at December 31, 2002)

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the annual general meeting (the "Meeting") of its shareholders to be held on February 5, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the meeting was published in the Vancouver Sun newspaper on December 9, 2002 and filed with the TSX Venture Exchange ("TSX") and the British Columbia, Alberta and Ontario Securities Commission.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, proxies may also be solicited personally, by telephone or by facsimile, at a nominal cost. In accordance with National Policy No. 41 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares in the capital of the Company held as at record by such persons, and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The cost of any such solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President of the Company and the Secretary of the Company. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the persons designated by management in the accompanying form of proxy, and may do so either by printing the name of such nominee in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid for the meeting or any adjournment unless it is completed by the shareholder or by the shareholder's attorney authorized in writing and delivered to the office of Computershare Trust Company of Canada ("Computershare") by fax (604) 683-3694 or by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays and holidays) before the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by an instrument in writing:

(a) providing written notice of revocation to Computershare or to the registered office of the Company at, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day preceding the date of the Meeting or if the Meeting is adjourned, that precedes any reconvening thereof, or

(b) advising the Chairman of the Meeting that you are voting in person at the Meeting, or

(c) any other manner provided by law.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder's financial intermediary. **An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.**

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

Voting of Proxies and Principal Shareholders

As at the date of this Information Circular, 9,066,717 shares without nominal or par value are issued and outstanding. Each share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the shares.

The board of directors of the Company has fixed December 31, 2002, as the record date for determination of persons entitled to receive notice of the Meeting (the "Record Date"). A shareholder of record as of the Record Date is entitled to vote the shareholder's shares except to the extent that the shareholder has transferred the ownership of any of the shareholder's shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares, and demands, not later than 10 days before the meeting, that the transferee's name be included in the shareholder list before the meeting, in which case the transferee is entitled to vote the shares at the meeting.

To the knowledge of the directors and senior officers of the Company, the only persons who, as at December 31, 2002, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are as follows:

Name and Place of Residence of Registered Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
The Canadian Depository for Securities Limited 85 Richmond Street West Toronto, Ontario M5H 2C9	5,355,357 (1)	59.1%
Cede & Co. Box 20, Bowling Green Station New York, New York U.S.A. 10274	1,478,897 (1)	16.3%
D.H. Blakeway 1233 – 231st Street Langley, BC V2Z 2X1	932,531 (1)	10.3%

(1) Management of the Company is unaware of the beneficial ownership of these shares although certain of these figures may include shares of management held by brokerage houses.

The above information was supplied by Computershare, the Company's registrar and transfer agent.

DIRECTORS

Number of Directors

The size of the board of directors is currently determined at four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors be fixed at four.

Election of Directors

The term of office of each of the present directors will expire at the conclusion of the Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

The following sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position & Country of Residence[1]	Period as a Director of the Company	No. of Shares Held[1]
Douglas H. Blakeway President, Chief Executive Officer and Director Canada	Since May 4, 1984	932,531
Kenneth R. Tolmie Director Canada	Since April 15, 1987	74,857
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director Canada	Since February 10, 1998	52,000
Bernhard J. Zinkhofer Director Canada	Since April 15, 1993	72,780

(1) The number of shares owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare and by the respective nominees.

The Company does not have an Executive Committee of its directors. The Directors who are members of the Audit Committee for the Company are Douglas H. Blakeway, Kenneth R.Tolmie and Bernhard J. Zinkhofer.

As of December 31, 2002 the total beneficial security holdings of the current directors are 1,132,168 shares.

Directors and Officers currently hold 1,212,691 shares which represent approximately 13.4% of the current outstanding shares.

Douglas H. Blakeway – President, Chief Executive Officer and Director

Mr. Blakeway has been the President and C.E.O. of the Company since it was founded in 1985. Mr. Blakeway has extensive business experience in the security and telecommunications industries. He has patented commercial inventions and funded various research projects into commercial applications of technology including the use of infrared light.

Kenneth R. Tolmie – Director

Mr. Tolmie is Vice-President, Finance of International P.E.T. Diagnostics Inc., a private company providing clinical Positron Emission Tomography scans. He is also President, Chief Financial Officer and a Director of various companies in The Beacon Group of Companies, a Vancouver based company providing fund management and administrative services to limited partnerships funding projects in the computer software and film industries. He has been an associate of Mr. Blakeway and a director of the Company since 1987. Mr. Tolmie holds an MBA from the University of Western Ontario.

Ian M. Brown – Secretary, Vice-President, Finance, Chief Financial Officer and Director

Mr. Brown is a Chartered Accountant and a former partner of a national accounting firm. In February 1997, he joined the Company and is now a director and holds the offices of Secretary, Vice-President, Finance and Chief Financial Officer of the Company.

Bernhard J. Zinkhofer – Director

Mr. Zinkhofer is a partner with the law firm of Lang Michener , Barristers & Solicitors, Lang Michener has been general counsel to the Company since it was founded. Mr. Zinkhofer joined the board of directors of the Company in 1993.

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Deloitte & Touche LLP, as auditor of the Company and to authorize the directors to fix their remuneration. Deloitte & Touche LLP have been auditors of the Company since February, 1996.

STATEMENT OF EXECUTIVE COMPENSATION

During the Company's financial year ended September 30, 2002, the aggregate direct remuneration paid or payable to the Company's directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $716,560. The aggregate direct remuneration paid or payable to the Company's directors and senior officers by the Company and its subsidiaries, all of whose financial statements are not consolidated with those of the Company, was nil.

Douglas H. Blakeway, the Company's President and Chief Executive Officer, Ian M. Brown, its Vice-President, Finance, Chief Financial Officer and Secretary, and Richard Snyder, the President of Tactical Technologies, Inc., a wholly owned subsidiary of the Company, are each a "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation of the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#) (1)	Restricted Shares or Restricted Share Units ($)	Long-term Incentive Plan Payouts ($)	All Other Compensation ($)
Douglas H. Blakeway, President, Chief Executive Officer and Director	2002	180,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	180,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	180,000	Nil	Nil	Nil	Nil	Nil	Nil
Ian M. Brown Vice-President, Finance, Chief Financial Officer, Secretary and Director	2002	121,500	Nil	Nil	Nil	Nil	Nil	Nil
	2001	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,000	Nil	Nil	Nil	Nil	Nil	Nil
Richard Snyder President, Tactical Technologies Inc.	2002	128,658	5,330	Nil	Nil	Nil	Nil	Nil
	2001	125,620	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,511	Nil	Nil	Nil	Nil	Nil	Nil

(1) All options have expired or been canceled.

No long-term incentive plan awards were made to the Named Executive Officers for the Company's more recently completed financial year or at any time.

Options

No share options were granted to the Named Executive Officers during the financial year ended September 30, 2002

No share options and share appreciation rights were exercised by the Named Executive Officers during the financial year ended September 30, 2002

No options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2002

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts currently in place between the Company and the Named Executive Officers.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company and its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof, except Mr. Zinkhofer's law firm invoiced legal fees of $59,526 during the fiscal year ended September 30, 2002.

Indebtedness of Directors, Executive Officers and Senior Officers

No director, proposed director or senior officer, nor any of their respective associates or affiliates, is or has been, at any time since the date of incorporation of the Company, indebted to the Company.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a Director of the Company had any interest in any material transaction during the year ended September 30, 2002 or has any interest in any material transaction in the current year, except that during the fiscal year ended September 30, 2002, Lang Michener, a law firm in which Bernhard J. Zinkhofer is a partner, invoiced the Company $85,753 (2001, $59,526) in legal fees. D.H. Blakeway and Lang Michener participated in the private placement of units in capital of the Company to the extent of $50,000 each. The private placement consisted of units (each unit consisting of a common share and one common share purchase warrant exerciseable for one year at $0.26 per common share) and participation by the insiders and their associates was on the same basis as all other parties participating in the placement which closed in May, 2002.

Conflicts of Interest

There are no potential conflicts of interest of any of the directors and officers of the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the *Company Act* (British Columbia).

Interest of Certain Persons in Matters to be Acted Upon

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended September 30, 2002, or has any interest in any material transaction in the current year except as disclosed herein.

Management Contracts

Management services for the Company are not, to a substantial degree, performed by persons other than the senior officers and directors of the Company.

OTHER MATTERS

Management is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular have been approved by the board of directors of the Company.

DATED: December 31, 2002.

ON BEHALF OF THE BOARD

"D.H. Blakeway"

Douglas H. Blakeway
President, Chief Executive Officer
and Director

STRATEGIC TECHNOLGIES INC.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia, V3S 7X1
Telephone No.: (604) 576-8658
Fax No.: (604) 576-0436

P R O X Y

This proxy is solicited by the management of Strategic Technologies Inc. (the "Company") for the Annual General Meeting of its shareholders (the "Meeting") to be held on February 5, 2003.

The undersigned hereby appoints **Douglas H. Blakeway**, President and Chief Executive Officer of the Company, or failing him, **Ian M. Brown**, the Secretary of the Company, or instead of either of the foregoing, (insert name) ______________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1500 -1055 West Georgia Street, Vancouver, British Columbia, on February 5, 2003 at 10:00 a.m., and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Fixing the Number of Directors**

   Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at four.

2. **Election of Directors**

   The nominees proposed by management of the Company are:

DOUGLAS H. BLAKEWAY	FOR ☐	WITHHOLD ☐
KENNETH R. TOLMIE	FOR ☐	WITHHOLD ☐
IAN M. BROWN	FOR ☐	WITHHOLD ☐
BERNHARD J. ZINKHOFER	FOR ☐	WITHHOLD ☐

[ ]

[ ]

(Please advise the Company of any change of address)

3. **Auditor**

   Vote For ☐ Against ☐ the resolution to appoint Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

4. To consider any permitted amendment to, or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2003.

____
Signature of Shareholder

____
(Please print name here)

467453.2

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604-683-3694), by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Extraordinary General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**

Discretion Conferred

The undersigned hereby grants or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: STRATEGIC TECHNOLOGIES INC.

The undersigned certifies that the undersigned is the owner of securities of Strategic Technologies Inc. (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ____________________, 20___

____
Signature

____
Name – Please Print

____
Address

____

____
Postal Code

____
Name and title of person signing if different from name above

In accordance with National Policy Statement No. 41 "Shareholder Communication", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to an company's supplemental mailing list in order to receive certain interim financial statements. If you wish to receive such statements, please complete and return this form to the Company's registrar and transfer agent:

Computershare Trust Company of Canada
510 Burrard Street, 4th Floor
Vancouver, British Columbia
V6C 3B9